FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2011

ABAKAN INC.

(Exact name of registrant as specified in its charter)

Nevada	**000-52784**	**98-0507522**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (786) 206-5368

n/a
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

As used in this current report unless otherwise indicated, the terms "**we**", "**us**", "**our**", and the "**Company**" refer to Abakan Inc., and its subsidiaries. The term "**MesoCoat**" refers to MesoCoat, Inc. All dollar amounts are expressed in United States dollars.

FORWARD-LOOKING STATEMENTS

Statements contained in this current report, with the exception of historical facts, are forward-looking statements. A safe-harbor provision may not be applicable to the forward looking statements made in this current report. Forward-looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- our anticipated financial performance;
- uncertainties related to the commercialization of proprietary technologies held by entities in which we have an investment interest;
- our ability to generate revenue from operations or gains on investments;
- our ability to raise additional capital to fund cash requirements for operations;
- the volatility of the stock market; and
- general economic conditions.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors.

We wish to advise readers not to place any undue reliance on the forward-looking statements contained in this current report, which reflect our beliefs and expectations only as of the date of this current report. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other that is required by law.

We also wish to caution readers that our operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated including the factors set forth in the section entitled "Risk Factors" included elsewhere in this current report.

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On December 11, 2009, the Company entered into an Investment Agreement with MesoCoat, Inc. ("MesoCoat") and Powdermet, Inc. ("**Powdermet**"). Powdermet at the time was MesoCoat's largest shareholder and pursuant to part of the agreement the Company purchased a fully diluted 34% equity interest in MesoCoat, in exchange for $1,400,000. On closing of the Investment Agreement the Company appointed two persons to MesoCoat's five-person board of directors and earned a series of options to increase its equity interest in MesoCoat, as follows:

- The initial option (the "**Initial Option**") which entitled the Company to subscribe for an additional 17% equity interest in MesoCoat in exchange for $2,800,000. Exercise of the Initial Option would increase the Company's holdings to a fully diluted 51% of MesoCoat and entitle the Company's management to appoint a third member – an independent director – to MesoCoat's five-person board of directors. Further, the exercise of the Initial Option would cause an agreement among the shareholders, executed concurrently with the Investment Agreement, to become effective. The shareholders agreement governs the actions of MesoCoat shareholders in certain aspects of corporate action and creates an obligation for existing shareholders and any new shareholders to be bound in a like manner.

- The second option which entitles the Company to subscribe for an additional 24% equity interest in MesoCoat in exchange for $16,000,000 within 12 months of the exercise of the Initial Option. Exercise of the second option would increase the Company's holdings to a fully diluted 75% of MesoCoat and entitle the Company's management to appoint a fourth member to MesoCoat's five-person board of directors.

- The third option which entitles minority shareholders of MesoCoat, for a period of 12 months after the exercise of the second option, to cause the Company to pay an aggregate amount of $14,600,000, payable in shares of the Company's common stock or a combination of cash and stock as provided in the Investment Agreement, in exchange for all remaining shares of MesoCoat, on a fully diluted basis, not then held by the Company.

On July 13, 2011, the Company had paid the amount of $2,800,000 to MesoCoat for the completion of the Initial Option.

The terms of the Investment Agreement were disclosed on Form 8-K as filed with the Securities and Exchange Commission ("**Commission**") on December 17, 2009. A copy of the agreement was attached thereto and is hereby incorporated by this reference. The terms of the amendment to the Investment Agreement were previously announced on a current report on Form 10-Q as filed with the Commission on January 19, 2011. A copy of the amendment was attached thereto and is hereby incorporated by this reference. All references to these agreements are qualified, in their entirety, by the text of such exhibits.

The information set forth above in Item 2.01 of this current report on Form 8-K is incorporated herein by this reference. On our exercise of the Initial Option our principal business became that of MesoCoat, which is more fully described below, and MesoCoat became our consolidated operating subsidiary.

Item 2.01(f) of Form 8-K states that if the registrant was a shell company, as we were, immediately before the exercise of the Initial Option disclosed under this Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10. Accordingly, we are providing such information below. Please note that the information provided below relates to the combined enterprises subsequent to the exercise of the Initial Option, except that information relating to periods prior to the date of the exercise relate respectively to the Company or MesoCoat as indicated.

FORM 10 DISCLOSURE

ITEM 1. BUSINESS

Corporate History

The Company was incorporated in the State of Nevada on June 27, 2006 under the name "Your Digital Memories Inc."

Waste to Energy Group Inc., a wholly-owned subsidiary of the Company, was incorporated in the state of Nevada on August 13, 2008. Waste to Energy Group Inc., and the Company entered into an Agreement and Plan of Merger on August 14, 2008. The board of directors of Waste to Energy Group Inc. and that of the Company deemed it advisable in the best interests of their respective shareholders that Waste to Energy Inc. be merged into the Company with the Company being the surviving entity as "Waste to Energy Group Inc."

Abakan Inc., a wholly-owned subsidiary of the Company, was incorporated in the state of Nevada on November 6, 2009. Abakan Inc. and the Company entered into an Agreement and Plan of Merger on November 6, 2009. The board of directors of Abakan Inc. and that of the Company deemed it advisable in the best interests of their respective shareholders that Abakan Inc. be merged into the Company with the Company being the surviving entity as "Abakan Inc."

Our corporate office is located at 2665 S. Bayshore Drive, Suite 450, Miami, Florida, 33133 and our telephone number is (786) 206-5368. Our registered agent is EastBiz.com, Inc., located at 5348 Vegas Drive, Las Vegas, Nevada, 89108, and their telephone number is (702) 871-8678.

Our common stock is quoted on the OTCQB electronic quotation system under the symbol "ABKI".

Overview

The Company intends to become a leader in the multi-billion dollar advanced coatings and metal formulations markets by assembling controlling interests in a small portfolio of next generation technology firms. We expect to achieve this goal by investing in R&D firms that have the potential to substantially impact the surface engineering and energy management needs of Fortune 1000 companies and government entities. The Company is actively involved in supporting the R&D, market development, and commercialization efforts of those entities in which it has invested and continues to identify prospective future investments. We have to date acquired a controlling interest in MesoCoat and a non-controlling interest in Powdermet. The Company is also evaluating future acquisition opportunities to add to its portfolio.

MesoCoat, Inc.

As detailed above in Item 2.01 of this current report, on July 13, 2011, the Company completed the purchase of a 51% equity interest in MesoCoat in exchange for an aggregate purchase price of $4,200,000.

MesoCoat's Business

MesoCoat is an Ohio-based company with a patented suite of environmentally-friendly, long-lasting ceramic-metallic (cermets) coatings that address the needs of the oil and gas, aerospace, chemical processing and infrastructure markets. The firm was spun out of Powdermet's operations in 2007 to focus on the advanced coatings industry.

MesoCoat has developed a proprietary coating application process as well as advanced coating materials. The firm's process combines corrosion resistant alloys and nano-engineered cermet materials with a proprietary high-speed application system to provide protective coatings which has competitive performance but can be delivered more quickly and at a lower cost than existing market solutions. The firm's coating materials combine high strength, hardness, fracture toughness, and a low friction coefficient in one product structure. MesoCoat's products are undergoing extensive testing by the U.S. Air Force, U.S. Navy and Marine Corp, and industry-leading oil and gas suppliers. MesoCoat is also in discussions to address the wear and corrosion needs of some of the world's largest industrial companies.

MesoCoat's market solutions nearing commercialization are CermaClad^{TM} for cladding application services and PComP ^{TM} for cermet and metal composite powder thermal spray application services. CermaClad™ and PComP™ solutions are in the process of transitioning from R&D operations to full-scale sales and coating operations.

CermaClad™

Since carbon-based steels corrode easily, industrial firms that require corrosion resistant steel products either need to use solid alloy materials, which run up the cost by 20 to 100 times, or clad their carbon steel with a corrosion resistant alloy coating. Cladding can save up to 80% of the cost of using solid alloys. Clad metals are widely used in the chemical processing, offshore oil production, oil refining, nuclear and electric power generation industries. Each industry sector has a different need for this material. For instance, to meet growing global energy demands, oil companies continue to extend their offshore drilling efforts into deeper seas. The higher temperatures and corrosivity of deeper reserves eliminate plastics and other solutions from consideration, increasing the use of corrosion resistant alloys and their lower-cost clad pipe alternative.

CermaClad™ is MesoCoat's patented cladding process which utilizes a high density infrared fusion heat source – an arc lamp – to metallurgically bond (make inseparable) metals, corrosion resistant alloys and/or cermets onto a metal substrate. Using this process, products like pipe and plates can be protected against harsh operating environments with great efficiency and speed. Today, cladded steel is a specialized segment of the steel coatings segment with a demand that outstrips supply.

The competitive advantages of CermaClad™ over current market operators are:

- CermaClad™ produces a stronger, pin-hole free, smooth finished product as compared to today's standard weld overlays.
- CermaClad™ can produce clad pipe 20 to 50 times faster than the competition's (dependent on whether competition uses laser-bead or weld-overlay techniques) allowing for on-demand timely ordering.
- CermaClad™ can offer a "seamless" clad pipe to the market by applying the fusion process directly inside a pipe (most of the larger competitors use a roll bonding process where they produce cladded plate and roll it into pipe, which leaves a welded seam that can fail).

- CermaClad™ can allow cladding material to be applied with a range of thicknesses as the fusion process allows the clad to overlay the base metal several times without affecting the substrate backing strength.
- CermaClad™ will allow MesoCoat to build products faster and cheaper, thereby allowing MesoCoat to charge clients 20% less than the competition and further expanding clad pipe's market share by making it more economically competitive with lower performance pipe.

The CermaClad™ product line is as follows:

- CermaClad™ CR (Corrosion Resistant)
- CermaClad™ WR (Wear Resistant)
- CermaClad™ HT (High Toughness)
- CermaClad™ LT (Low Toughness)

PComP™

Materials like hexavalent chrome, carbides and tungsten carbide cobalt have become major headaches for industrial producers in the metal finishing industry. The reason is that these materials are on the EPA's hazardous materials watch list and are legally banned in several countries. Industry spends billions annually on these hazardous materials. Consumers are demanding "greener products" and "greener processes" for chrome plating but no other substitute coating products have been developed over the last 20 years that offer the same low cost, low friction, and high mechanical property benefits. As firms grapple with the need to transition away from these harmful products, MesoCoat has developed the solution.

PComP™ – named for its particulate composite powders – is a line of products that have been publicly touted by the U.S. Army, NASA and others as one of the few economically viable industry replacement solutions for hard chrome and carbides due to the line's advanced corrosion, friction, wear and thermal barrier properties. MesoCoat scientists have developed a method to manufacture a corrosive resistant coating product that has high strength, hardness, fracture toughness, and a low friction coefficient all in one product structure. Toughness normally decreases as hardness increases but by using nanoengineering techniques. MesoCoat has developed a material that can be both very tough and very wear resistant. Equally important, the hardness of a wear coating normally limits the ease with which it can be machined. The unique microstructural design of the PComP™ coating structures results in a very smooth thermal spray applied coating surface so there is minimal grinding required. PComP™ applied coatings can be machined through a finish grinder ten times faster than a product with a traditional carbide coating. The speed of the process is a highly desirable trait to end-buyers like the U.S. Air Force.

MesoCoat's engineers have also been able to build an increased ductility into the PComP™ product structure to resist coating failure under heavy loads. Hard and brittle coatings often crack and flake off metals when stressed. PComP™ has been designed to have increased ductility and stress resistance. Products coated with PComP™ are extremely wear resistant and can sustain very high loads without cracking and flaking, making it very suitable for use in highly loaded components such as landing gear or hydraulic cylinders used in highly turbulent offshore oil production.

The PComP product line was specifically designed to meet the needs of three large markets: chrome, carbide, and ultra-high wear resistant tungsten carbide replacement. The PComP™ family of nanocomposite coatings consists of five products, two of which are in final stages of client live-site testing. All of these products provide better wear, corrosion and mechanical properties at lower cost than most of today's alternatives.

MesoCoat will be selling these products through different channels. Commercial sector accounts will have access to these advanced coatings by buying thermal spray application services from MesoCoat. Government agencies like the U.S. Air Force will most likely be procuring raw powders as they prefer to do their own thermal spray applications in their dedicated maintenance and repair organizations. Recently, several defense organizations have been given congressional mandates to make better use of their existing equipment (planes, helicopters, jets, tanks and other armored vehicles, etc.) as limited budgets are being approved to purchase of new equipment over the next few years. MesoCoat's low-cost, long-life coating materials should appeal to government buyers striving to meet budgetary restrictions.

The competitive advantages of PComP for each of its three markets are as follows:

- Chrome replacement
  - PComP™ T-HT (High Toughness) is a high corrosion/wear resistant high velocity oxygen fuel (HVOF) coating for hard chrome replacement in hydraulic cylinders, boilers, chemical, and petrochemical applications. Lower coefficient of friction protects seals from premature wear, and higher toughness tolerates higher loading of the part than other HVOF coatings without cracking of coating. PComP™ T-HT has build-up rates of 3 to 5 times that of carbides, and grinding and finishing can be done 3 to 10 times faster and cheaper with conventional grinding techniques compared to the expensive diamond finishing process used by competing carbide coatings.
  - PComP™ T-HH (High Hardness) is a higher wear resistance coating for hard chrome replacement in environments that need better wear resistance but have less severe load and corrosion requirements. PComP™ T-HH also provides good corrosion resistance in non-water environments and its low coefficient of friction also protects seals from premature wear.
  - PComP™ ST is a hard chrome replacement solution for aerospace applications that have high toughness, wear resistance and displays increased spallation resistance.
- Carbide replacement
  - PComP™ TC is is a high wear resistant/ultra-high hardness HVOF coating. PComP™ TC provides extreme wear resistance at similar cost to carbide, with excellent corrosion resistance. High toughness tolerates more flexing of the part than HVOF wear resistant coatings without cracking of coating. Structure of the coating allows for conventional grinding techniques, eliminating the expensive diamond finishing process.
- Ultra-high wear resistant tungsten carbide replacement
  - PComP™ W is is a high toughness HFOV coating that provides 3 to 5 times the toughness and wear resistance of industry-standard tungsten carbide coatings, making it better for critical high wear applications. PComP™ W replaces conventional tungsten carbide cobalt in the thermal spray industry and provides 3 to 5 times the wear resistance in abrasive wear applications, while providing higher toughness and impact resistance than all-ceramic alternatives such as alumina-titania.

Powdermet Inc.

On March 21, 2011, the Company fulfilled the terms of a Stock Purchase Agreement with Kennametal Inc., dated June 28, 2010, as amended and replaced, to complete the purchase of approximately 41% interest in Powdermet for an aggregate of $1,700,000.

Powdermet's Business

Powdermet was formed in 1996. The firm has a product platform of advanced materials solutions derived from nano-engineered particle agglomerate technology and derived hierarchically structured materials. These advanced materials include energy absorbing ultra-lightweight syntactic- and nano-composite metals in addition to the PComP™ nanocomposite cermets licensed to MesoCoat. Powdermet is on the verge of transitioning from an engineered nano-powder R&D lab into a commercial sector company. Powdermet has historically financed itself through corporate engineering consulting fees, government contracts and grants, and recently through partnerships with defense agencies having produced some advanced breakthrough material technologies suitable for the military.

While MesoCoat's product focus is on developing advanced cermets to address the corrosion and wear coating needs of clients, Powdermet's product differentiation is based on its ability to build advanced nano-structured metal formulations to address client's energy efficiency, reduction in hazardous materials, and life cycle cost reduction needs. Powdermet's technologies are particularly useful in crash and ballistic energy management markets since they offer a 50% weight reduction and the ability to dissipate 500% more impact energy than the current aluminum alloys and foamed metals sold in the market.

In additional to supplying all of MesoCoat's cermet powders needs, Powdermet has four product families under development:

- SComP™ - A family of syntactic metal composites known for their light weight properties and ability to absorb more energy than any other known material. SComP™ can provide a 30 to 50% weight savings over cast aluminum and a 10% weight savings over magnesium without magnesium's corrosion and wear limitations.
- MComP™ - A family of nanocomposite metal and metal matrix composites meant to enable higher strength and temperature capability compared to traditional metals. They have been designed to be a market replacement for beryllium, aluminum and magnesium in structural applications, without relying on scare and expensive rare earths.
- EnComP™ - A diverse family of engineered microstructure energy based solutions includes substitutes for rocket fuel, hydrogen storage and obscuring products with a primary product now being final tested by the U.S. Army to replace red phosphorous in munitions equipment.
- SynFoam™ - A family of structural, thermally insulating syntactic ceramic composites combining strength, high temperature functionality and low thermal conductivity into one multifunctional material.

Powdermet's two products closest to commercialization are SComP™ and EnComP™.

AMP Distributors Inc.

AMP Distributors Inc. ("**AMP**") was formed by Abakan in 2011 as a Cayman Island company for the primary purpose of negotiating, executing and administrating international sales of MesoCoat's products. AMP will also be tasked with acquiring equipment and coating materials for Company's international transactions. The company has appointed a managing director with over 15 years in the offshore financial services industry and retained Kariola Limited, a consultancy organization, to assist it with technical advice and entry into the Far East markets.

Future Portfolio Companies

The Company is also currently evaluating additional acquisition and investment opportunities any one of which could significantly enhance its market branding and positioning. Some of these opportunities are complementary to existing portfolio holdings. Management will need to secure additional funding to advance the development of existing portfolio companies and secure future investment opportunities.

The Company utilizes multiple resources to continue looking for future portfolio companies. In addition to the professional networks of senior management and relationships with national labs, such as the Oak Ridge National Lab, we also use the methods below to search for innovative technologies/companies, which could potentially be our next portfolio technology/company:

- Patent Search – We conduct bi-monthly searches for provisional patents and published patents on the U.S. Patent and Trademark Office and World Intellectual Property Organization patent websites to keep a track on any new patents published or licensed by our competitors and partners, and also any new patents filed/published by universities and early stage companies that might be of interest to us.
- Conferences, Events, and Tradeshows – Teams from the Company, MesoCoat, and Powdermet attend close to 50 technology conferences, tradeshows, and events every year. We have found these to be an excellent resource for learning about new technologies, especially since these events center on our interests and expertise as well as that of potential portfolio companies.
- Meltwater News – Meltwater News monitors and analyzes online news in more than 110 countries, delivering business intelligence and insight to corporations and organizations worldwide so clients can make informed decisions. We use Meltwater as an online repository where we archive important news related to our partners, competitors, competing technologies, and new innovative technologies/companies that seem to be a good investment proposition. Our management team reviews all the new technologies and companies every two weeks to evaluate their potential and make subsequent decisions/actions.
- Universities – We are on the mailing list of several universities that focus on research in nanotechnology, advanced materials, surface engineering, and advanced processing. These universities send us regular updates on the technologies currently in development, as well as any new patents or products that culminate from the research work. In addition to interacting with universities' tech transfer departments, we are in regular contact with professors that manage research projects in our areas of interest who are certain that their technology has high potential but their universities' patent offices have insufficient budgets.
- Press Releases – Our most recent press releases have begun to generate external interest in our firms and operations. As such, outside parties proactively engage us in a dialogue about their technology and/or company.
- LinkedIn – We are active participants in several LinkedIn groups related to new technologies, venture capital, angel investors, and early stage capital. We regularly evaluate new technologies in the surface engineering arena that are posted on various LinkedIn groups and then continue further discussion with them.

Every future opportunity will be evaluated based on several investment criteria. Prospective companies must have individual market solutions intended to solve critical industry problems and have the potential to generate at least a $100 million in revenue within five years of investment. Most companies that are ultimately included in the Company's investment portfolio will have more than one market solution. We are therefore restricted to firms that have established R&D programs, with a preference for firms that have solutions in final stages of R&D or in pilot-scale production. The Company is directing its attention to owners that are willing to accept a multi-phased investment option while guaranteeing operational control. We plan to support these technology-centric R&D opportunities and investments with our own corporate strategy, market development, licensing and contracted support.

Industry Overview

External Environment: Corrosion

The U.S. Department of Commerce monitors a large number of industry sectors that face problems with corrosion, which is a growing issue faced by companies worldwide. Metallic corrosion is the degradation that results from interaction of metals with various environments such as air, water, naturally occurring bacteria, chemical products and pollutants. Steel accounts for almost all of the world's metal consumption and therefore an astoundingly high percentage of corrosion issues involve steel products and by-products. These issues affect many sectors of the worldwide economy.

Although worldwide corrosion studies began in earnest in the 1970s, there has never been a standardized way for countries to measure corrosion costs. As a result, estimates of economic damage are difficult to compare. What is clear, however, is that the impact of corrosion is serious and severe. As a result of corrosion, manufacturers and users of metallic products incur a wide range of costs, including:

- painting, coating and other methods of surface preparation;
- utilizing more expensive corrosion resistant materials;
- larger spare parts inventories; and
- increased maintenance.

There are also related costs that may be less obvious. For instance, some of the nation's energy demand is generated by firms fixing metallic degradation problems. Studies have shown that this increased energy demand would be avoidable if corrosion was addressed at the preventable stage. Some of this demand could be reduced through the economical, best-practice application of available corrosion control technology, especially new technologies like those offered by the Company.

External Environment: Wear

Corrosion is not the only concern of engineers and material scientists. In most industries, the deterioration of surfaces is also a huge problem. Wear is often distinct from corrosion and describes the deterioration of parts or machinery due to use. The effects of wear can generally be repaired. However, it is also usually very expensive. Prevention and wear protection is the most economical way to offset the high costs associated with component repair or replacement. To accomplish this, hard-face coatings are applied to problematic wear surfaces for the purpose of reducing wear and/or the loss of material through abrasion, cavitation, compaction, corrosion, erosion, impact, metal-to-metal, and oxidation. Some companies focus on the prevention side of the business (applying coatings to prevent wear) while others focus on the repair side of the business (reforming metal or applying coatings to fix metal substrate problems). Coating materials supplied by MesoCoat can be used in both applications.

In order to properly select a coating alloy for a specific requirement, it is necessary to understand what has caused the surface deterioration. The various types of wear can be categorized and defined as follows:

- *Abrasion* is the wearing of surfaces by rubbing, grinding, or other types of friction that usually occurs due to metal-to metal contact. It is a scraping, grinding wear that rubs away metal surfaces and can be caused by the scouring action of sand, gravel, slag, earth, and other gritty material.
- *Cavitation* wear results from turbulent flow of liquids that carry small suspended abrasive particles.
- *Compression* is a deformation type of wear caused by heavy static loads or by slowly increasing pressure on metal surfaces. Compression wear causes metal to move and lose dimensional accuracy.
- *Corrosion* wear is the gradual deterioration of unprotected metal surfaces, caused by the effects of the atmosphere, acids, gases, alkalies, etc. This type of wear creates pits and perforations and may eventually dissolve metal parts.
- *Erosion* is the wearing away or destruction of metals and other materials by the abrasive action of water, steam, slurries which carry abrasive materials. Pump parts are subject to this type of wear.
- *Impact* wear is the striking or slamming contact of one object against another and this type of wear causes a battering, pounding type of wear that breaks, splits, and deforms metal surfaces.
- *Metal–to-Metal* wear is a seizing and/or galling type of wear that rips and tears out portions of metal surfaces. It is often caused by metal parts seizing together because of lack of lubrication. It usually occurs when the metals moving together are of the same hardness. Frictional heat promotes this type of wear.
- *Oxidation* is a type of wear causing flaking or crumbling layers of metal surfaces when unprotected metal is exposed to a combination of heat, air and moisture. Rust is an example of oxidation.

Generally, the initial coating selected to protect a product against wear is also the same product applied to correct the problem once the product is worn. However, at that time, engineers can determine whether some of the characteristics they set for the initial preventative coating have withstood the environment or other pressures initially assumed in the product's design. If it is determined that the initial coating selection was not adequate, material scientists can change the application parameters of the prior coating material (like amount or width of coating material applied) or select a new coating material that has new properties. For instance once the type of wear is identified, a material engineer might determine that a new coating material with better lubricity and other characteristics is needed for repair.

Presently there is no governmental standardized method to classify or specify degrees of wear. Nor is there a central agency that collects market data on the cost of wear-based issues, primarily because firms account for repair costs differently. Each industry sector has its own means of evaluation and approach to repair, based on the type of part that needs repair, the urgency of that repair, the availability of a coating solution and the cost associated with downtime. In general, companies already have plans in place on how to fix a part once it goes down. However, if an unexpected problem occurs, firms utilize the expertise of experienced materials engineers that have worked with numerous coating suppliers to evaluate a solution. Sometimes this evaluation is done by reviewing vendor data only (suppliers typically provide complete data product information worksheets which detail product properties, testing specifications, best applications methods and conditions). If self-review is insufficient, consultants and vendors are flown it to help assist companies in their material selection or solution repair needs. Those solutions then go through review to determine their merit and cost benefit. Sometimes, parts cannot be repaired and new ones are required.

Competition

The portfolio companies in which the Company has invested and will invest can expect to face intense competition within their respective market segments upon product commercialization. The industrial coatings industry is highly fragmented by companies with competing technologies each seeking to develop a standard for the industry. Industrial coatings research and development has been ongoing for some time and several firms are perceived as the industry leaders.

MesoCoat

CermaClad™ will compete for business in the metallurgical and mechanical segments of cladding sales. JSW Steel Ltd. controls a large portion of the market for metallurgically clad plates, accounting for more than half of total cladding sales, followed by VoestAlpine Group which accounts for nearly one third and a handful of other entities including ProClad, Inc., Arc Welding Supply Company and CladTek International Pty Ltd. that produce clad plate and pipe products across the globe represent the majority of the remainder of the competition. A few domestic companies could also be direct competition. Generally, these prospective competitors offer clad plate products and processes that are fairly similar to each other. Most often the smaller suppliers procure local orders or respond to demand that JSW Steel Ltd. is not capable of handling due to limited operational capacity. Market indicators evidence that the overall market for cladded products will grow if the price point for these types of products can be reduced significantly. When offered on a commercial basis the CermaClad™ process is expected to disrupt the traditional market for cladding products and compete from a level of advantage over current producers based on the following factors:

- CermaClad™ cladding materials offer superior corrosion, wear, insulation, and hydrogen embrittlement resistance.
- The use of cermet fillers and stabilizers reduce the requirement of expensive alloy materials by over 30%.
- The structure of materials along with the composition offers high hardness and strength, controlled flow, viscosity and wetting of cladding to enable pinhole free and smooth coatings.
- The unique structure and low ductility of CermaClad™ ensures better bonding with the surface with near 100% deposition of materials, compared to a 50-60% deposition efficiency of currently used cladding materials.
- CermaClad™ cladding materials are substantially less dense than traditional cladding materials, allowing it to clad more surface area per pound of material.

PComP™ nanoenginered cermet products have relatively few competitors. Although there are a few companies like NanoSteel that have platforms to produce nanoengineered materials, no competitor has been able to engineer the properties that MesoCoat has built into its PComP™ product line. The company has been able to manufacture a corrosive resistant product that has high strength, hardness and fracture toughness. Toughness and hardness are normally inversely proportional characteristics and no other company has been able to reverse the nature of these properties which is what makes the PComP™ products unique in the market place. MesoCoat has also increased the ductility factor in the PComP™ products so basically not only does PComP™ provide a harder coating surface, hard objects can also bend more and not break.

In order to understand the type of market impact these materials could have if launched successfully, it is important to note that PComP-W™, MesoCoat's tungsten cobalt carbide replacement solution, exhibits high deposition efficiency and at a Vickers hardness of 1400-1700 VHN, is 4-7 times stronger than the conventional carbide coatings it is designed to replace. Good toughness tolerates more flexing of the part than other HVOF WC coatings without the usual cracking of the coating. The structure of the PComP™ coatings also allow for conventional grinding techniques, eliminating the expensive diamond finishing process needed for conventional materials used in tungsten carbide and cobalt coating solutions.

Powdermet

The ENComP™ product line is in final stages of testing as an obscurant. The product is a red phosphorous replacement solution that is being tested as an environmentally friendly smoke screen product for combat troops. Powdermet knows of only one firm in the world which supplies red phosphorous gas obscurants to the U.S. military but it knows of the toxic dangers associated with this obscurant and has been seeking a replacement for the last several years. The primary competition for the ENComP™ product line may be the U.S. military itself as several U.S. Army labs have products in development but none as advanced as Powdermet's products.

SComP™ is not as close to commercialization as EnComP™ but this solution addresses a much larger market need. Today's engineered materials market offers nothing like SComP™ and its closest competition would be engineered honeycomb structures and foamed metals, neither of which have SComP™'s energy absorption capabilities, metal-like aesthetics and ease of use. One of the largest benefits of these syntactic metal composites is their ability to absorb energy from impacts and ballistic events through deformation. Powdermet is aware of a firm offering a similar product. However, this firm is in the process of attempting to resolve claims initiated by Powdermet against the owner of that firm, a former employee of Powdermet who allegedly stole MesoCoat trade secrets and used patented formulas to develop a similar syntactic metal composite that has been sold to a couple of large industrial firms. The case is expected to go to trial within 12 months. The only other market competition may come from nanotube companies which are attempting to build energy absorption features using this type of technology but without the same property characteristics as Powdermet's products, especially in the area of thermal resistance. SComP™ is expected to fare well when introduced to the commercial market.

General Company Competitive Advantages

The following factors serve as keys to the Company's success:

- Management – A well-balanced, experienced management team provides the Company and its subsidiaries with the guidance and strategic direction to successfully gain market entry.
- Products – The Company's products represent innovations in key, multi-billion dollar markets.
- Intellectual Property – The intellectual property portfolios of MesoCoat and Powdermet include exclusive licensing rights to technologies that make market penetration effective and feasible.
- Qualification and Testing – As U.S. government agencies and private sector entities qualify and test MesoCoat's and Powdermet's products, significant barriers to entry are automatically created for potential competitors.
- Fundraising - As a publicly traded entity, the Company gains financing from public equity markets which provide more liquidity and easier access to capital in the fundraising process.

The Company has also constructed the following barriers for potential competitors:

- product development expertise in both MesoCoat and Powdermet;

- exclusive access to arc lamp technology developed by Mattson Technologies; and
- continued R&D innovation.

Through the use of powders developed by Powdermet, MesoCoat can successfully deploy its application services offering for its corrosion-resistant alloys and wear-resistant coatings. Central to the MesoCoat coating process is its use of Mattson's arc lamp technology. Mattson's lamp acts as a high intensity heat source which replicates conditions at the surface of the sun, fusing the coating materials with a product's surface area to create a smoother finish. The arc lamp also covers a much larger surface area than competing laser cladding technology, allowing coatings to be applied at a much faster rate. Finally, MesoCoat's continued investment in R&D will improve its current technology and service offerings and spur further innovation.

MesoCoat does face its own barrier to entry in the coatings industry. The most immediate challenge consists of achieving American Petroleum Institute certification for its corrosion-resistant alloy materials. In order to successfully sell to the oil and gas industry, MesoCoat's coatings must receive official approval and certification, a process that requires partnership with a major oil and gas entity. However, a cooperation agreement with Petroleo Brasileiro S.A. and the construction of our Euclid, Ohio plant are positive steps towards achieving this goal. Moreover, it should be noted that the wear-resistant coatings do not require any certification or approval from any industry or government entity, allowing MesoCoat to enter markets such as the oil sands with minimal resistance. The barriers to entry in the coatings industry rely primarily on developing the best technology and protecting it through intellectually property measures and consistent R&D.

Marketability

The ultimate success of any product will depend on market acceptance in its many forms, including cost, efficiency, convenience and application. The market for MesoCoat's prospective products is potentially enormous and will require the Company to apply a significant portion of its focus on how to best initiate market introductions and into which segments. The commercial possibilities for those products currently under development at Powdermet are no less expansive and will likewise require that significant resources are dedicated to an effective marketing strategy as commercialization draws near.

MesoCoat Overview

A tremendous need exists today to find better corrosion protection and wear prevention technologies to replace many of the coating materials currently used in the coatings industry.

The inorganic metal finishing industry alone is one of the largest industrial users of hazardous and carcinogenic chemicals. Hazardous metals such as lead, cadmium, chromium, and to a lesser extent, cobalt, tungsten carbide, and volatile organic compounds used to strip rust and repair large steel structures are being phased out or subjected to increasingly strict environmental regulations. Companies annually spend an estimated $8 billion just on coatings made from hazardous materials. Private companies and government defense agencies often use harmful products like chrome because these solutions have been the best corrosion resistant products available for the last 20 years. However, private and public users are now recognizing the environmental problems these materials cause and the potential safety issues for those who come in contact with these materials. Many companies would stop using these hazardous materials if a cost effective substitute product could be brought to market. Legally, users may soon have no choice but to desist from using hazardous materials as the EPA and other international environmental organizations are moving to ban their use.

Savvy manufacturers are now modifying their product's bill of materials list and seeking substitute coating products with similar or better corrosion and wear resistant properties in advance of impending legal changes. Many are turning to next generation coatings made from alternative technologies like nanotechnology-based materials to accomplish their goals. Innovative companies that can develop non-toxic and longer life coating alternatives that have equal or superior corrosion and wear protection capability relative to today's materials stand to reap significant financial rewards in the next several decades.

CermaClad™

The Company has entered into an agreement with one of the top 10 major oil companies to utilize the CermaClad™ process in the field. MesoCoat plans to sell this solution to the oil industry first as it is expected that the CermaClad™ processes' capability to clad the interior diameter of seamless pipes will result in an immediate market success. Management has made sizeable investments in redesigning the technology to commit to this initial market solution. The internationally acclaimed engineering firm, Mattson Technology, will soon be finalizing the development of a new HDIR lamp head and other firms have been contracted to develop other translational technologies needed for large scale production. The end result is that MesoCoat will soon be able to do high speed cladding of pipe diameter interiors in sizes ranging from 8 to 36 inches for lengths up to 40 feet. MesoCoat plans to use this new equipment to obtain American Petroleum Institute (API) certification.

MesoCoat plans to sell their CermaClad™ market solution at approximately 20% below the market price of today's corrosion resistant alloy (CRA) clad materials. The ability to decrease below the market price of current offerings is due primarily to the efficiency of the process. With the 20% discount, MesoCoat expects a gross profit margin of approximately 40% on this product line. MesoCoat's expansion within the market will be tied to its ability to attract financing or joint venture partners to build fabrication plants. Given the projected profitability of such plants and the anticipated short payback period anticipated, management foresees no problem attracting interested market partners. The Company's management is already in discussions with several parties interested in marketing CermaClad™ in certain geographical locations.

PComP™

MesoCoat expects to sell PComP™ application services to commercial buyers like Boeing, Caterpillar and B.F. Goodrich in the near future. Application services will be sold on a "per square inch" basis and pricing will be reflective of market pressures and the volume of work received from each commercial customer. Pricing variables will be taken into consideration for each application service order.

MesoCoat's forecast for PComP™ growth is conservative due to the initial emphasis placed on sales of the CermaClad™ product line. Nevertheless, management's forecast could be understated if sales to military maintenance and repair organizations exceed expectations. The military spends billions each year to address wear and corrosion issues associated with new and used equipment. The U.S. Department of Defense has widely publicized that in the future its budgets will be focused on sustaining current platforms rather than developing or producing new ones. MesoCoat offers government agencies the ideal environmentally friendly anti-corrosion/wear resistant material solutions needed today to sustain current platforms.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts other than those held by MesoCoat.

MesoCoat has 10 U.S. patents, one global patent, three pending U.S. patents, trademarks and licenses which it will use to protect its assets as necessary.

Governmental and Environmental Regulation

The Company is subject to local, state and national taxation. Additionally, the Company's operations are subject to a variety of national, federal, state and local laws, rules and regulations relating to, among other things, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. We believe that MesoCoat is in full compliance with the Resource Conservation Recovery Act, the key legislation dealing with hazardous waste generation, management and disposal. Nonetheless, under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Laws of this nature often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of hazardous or toxic substances. We believe that MesoCoat is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on MesoCoat's ability to conduct business.

Climate Change Legislation and Greenhouse Gas Regulation

A majority of the climate change related studies over the past couple decades have indicated that emissions of certain gases contribute to warming of the Earth's atmosphere. In response to these studies, many nations have agreed to limit emissions of "greenhouse gases" or "GHGs" pursuant to the United Nations Framework Convention on Climate Change, and the "Kyoto Protocol." Although the United States did not adopt the Kyoto Protocol, several states have adopted legislation and regulations to reduce emissions of greenhouse gases. Additionally, the United States Supreme Court has ruled, in *Massachusetts, et al. v. EPA*, that the EPA abused its discretion under the Clean Air Act by refusing to regulate carbon dioxide emissions from mobile sources. As a result of the Supreme Court decision the EPA issued a finding that serves as the foundation under the Clean Air Act to issue other rules that would result in federal greenhouse gas regulations and emissions limits under the Clean Air Act, even without Congressional action. Finally, acts of Congress, the decisions of lower courts, large numbers of states, and foreign governments could widely affect climate change regulation. Greenhouse gas legislation and regulation could have a material adverse effect on our business, financial condition, and results of operations.

Research and Development

The Company is focused on research and development, and its portfolio companies have a history of working on critical R&D projects for the private and public sector. The Company and its portfolio companies engage in a truly broad range of research fields, with further work extending into peripheral areas. We have adopted this approach because we believe that excellent products can be created when a backdrop of diversified sciences and technologies exist. From this broad range, the R&D staff works closely with sales and operations management teams to establish priorities and effectively manage individual projects.

Currently, MesoCoat and Powdermet are working on several critical and high risk-high reward R&D projects primarily funded by the federal government, state government and end users. MesoCoat's PComP™ and Powdermet's SComP™ product lines that are currently being commercialized are the end product of such externally funded R&D.

The Company's research and development costs for MesoCoat's products for the nine months ended February 28, 2011 and 2010 were $659,184 and $124,029 respectively. The Company will continue to invest in materials research, product development, and process engineering to continually enhance customer value while ensuring that the Company is able to maintain a global leadership position in each of the markets it serves. We expect to increase research and development expenditures in future periods as funds become available and as we increase the number of our portfolio investment companies.

Employees

As of July 13, 2011 the Company had two employees and 13 contracted consultants. We use additional consultants, attorneys, and accountants as necessary to assist in the development of our business.

As of July 13, 2011 MesoCoat had 20 employees.

WHERE YOU CAN GET ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy our reports or other filings made with the Commission at the Commission's Public Reference Room, located at 100 F Street, N.W., Washington, D.C., 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You can also access these reports and other filings electronically on the Commission's web site, www.sec.gov.

In addition, certain of our Commission filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, can be viewed and printed from the investor information section of our website at www.abakaninc.com, as soon as reasonably practicable after filing with the Commission. *The information on our websites is not and should not be considered part of this current report and is not incorporated by reference in this document. The website is only intended to be inactive textual references.*

ITEM 1A.   RISK FACTORS

The Company's operations and securities are subject to a number of risks. Below we have identified and discussed the material risks that we are likely to face. Should any of the following risks occur, they may adversely affect our business, financial condition, and/or results of operations as well as the future trading price and/or the value of our securities.

The Company has a history of significant operating losses and such losses may continue in the future.

The Company incurred net losses of $4,719,341 for the period from June 27, 2006 (inception) to February 28, 2011. Since we have been without significant revenue since inception and currently have no revenue producing operations outside of that produced by MesoCoat, historical losses may continue into the future.

The Company's success is dependent on its ability to assist portfolio companies to commercialize proprietary technologies to the point of generating sufficient revenues to sustain and expand operations.

The Company's near term future operation is dependent on its ability to assist MesoCoat and Powdermet in the commercial application of proprietary technologies to produce sufficient revenue to sustain and expand operations. The same successful efforts criteria will be required for any additional investments that are added to the Company's portfolio. The success of these endeavors will require that sufficient funding be available to the Company to assist in the development of its investments. Currently, the Company's financial resources are limited, which limitation may slow the pace at which proprietary technologies can be commercialized and deter the prospect of additional portfolio investments. Should we be unable to improve our financial condition through debt or equity offerings, our ability to successfully advance our business plan will be severely limited.

There are significant commercialization risks related to technological businesses.

The industries in which the Company's portfolio companies operate and plan to operate are characterized by the continual search for higher performance at lower cost. Our growth and future financial performance will depend on the ability of our portfolio companies to develop and market products that keep pace with technological developments and evolving industry requirements. Further, the research and development involved in commercializing products requires significant investment and innovation to keep pace with technological developments. Should we be unable to keep pace with outside technological developments, respond adequately to technological developments or experience significant delays in product development, our products might become obsolete. Should these risks overcome our ability to keep pace there is a significant likelihood that our business will fail.

The Company competes with larger and better financed corporations.

Competition within the industrial coatings industry and other high technology industries is intense. While the Company's products are distinguished by next-generation innovations that are more sophisticated and cost effective than many competitive products currently in the market place, a number of entities and new competitors may enter the market in the future. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, including well known multi-national corporations. Accordingly, our products could become obsolete at any time. Competitors could develop products similar to or better than our own, finish development of new technologies in advance of the Company's research and development, or be more successful at marketing new products, any of which factors may hurt our prospects for success.

The coatings industry is likely to undergo technological change so our products and processes could become obsolete at any time.

Evolving technology, updated industry standards, and frequent new product and process introductions are likely to characterize the coatings industry going forward so our products or processes could become obsolete at any time. Competitors could develop products or processes similar to or better than our own, finish development of new technologies in advance of our research and development, or be more successful at marketing new products or processes, any of which factors may hurt our prospects for success.

Market acceptance of our products and processes is critical to our growth.

We expect to generate the majority of our revenue from the development and sale of our products and processes. Market acceptance of our products is therefore critical to our growth. If our customers do not accept or purchase our products or processes, then our revenue, cash flow and/or operating results will be negatively impacted.

General economic conditions will affect our operations.

Changes in the general domestic and international climate may adversely affect the financial performance of the Company, MesoCoat and Powdermet. Factors that may contribute to a change in the general economic climate include industrial disputes, interest rates, inflation, international currency fluctuations and political and social reform. Further, the delayed revival of the global economy is not conducive to rapid growth, particularly of technology companies with newly commercialized products.

We may not be able to effectively manage our growth.

We expect considerable future growth in our business. Such growth will come from the addition of new plants, the increase in global personnel, and the commercialization of new products. Additionally, our products should have an impact on the cladding industry; as companies learn that they can receive materials with a short lead time at a higher quality and lower price, market demand should grow, expanding the overall market itself. To achieve growth in an efficient and timely manner, we will have to maintain strict controls over our internal management, technical, accounting, marketing, and research and development departments. We believe that we have retained sufficient quality personnel to manage our anticipated future growth and have adequate reporting and control systems in place. Should we be unable to successfully manage our anticipated future growth by adherence to these strictures, costs may increase, growth could be impaired and our ability to keep pace with technological advances may be impaired which failures could result in a loss of future customers.

We rely upon patents and other intellectual property.

We rely on a combination of patent applications, trade secrets, trademarks, copyrights and licenses, together with non-disclosure and confidentiality agreements, to establish and protect proprietary rights to technologies we develop. Should we be unable to adequately protect intellectual property rights or become subject to a claim of infringement, our business may be materially adversely affected.
We expect to prepare patent applications in accordance with our worldwide intellectual property strategy on acquiring new technologies. However, we cannot be certain that any patents will be issued with respect to future patents pending or future patent applications. Further, we do not know whether any future patents will be upheld as valid, proven enforceable against alleged infringers or be effective in preventing the development of competitive patents. The Company believes that it has implemented a sophisticated internal intellectual property management system to promote effective identification and protection of its products and know-how in connection with the technologies it develops and may develop in the future.

Environmental laws and other governmental legislation may affect our business.

Should the technologies that the Company develops not comply with applicable environmental laws its business and financial results could be seriously harmed. Furthermore, changes in legislation and governmental policy could also negatively impact us. Although we are currently unaware of any introduced or proposed bills, or policy, that might cause us to make specific changes to our operations, no assurance can be given that if new legislation is passed we will be able to make the changes to comport our technologies with future regulatory requirements.

We may face liability claims on our future products.

Although we intend to implement exhaustive testing programs to identify potential material defects in technology we develop, any undetected defects could harm our reputation, diminish our customer base, shrink revenues and expose us to product liability claims. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

The market for our stock is limited and our stock price may be volatile.

The market for our common stock has been limited due to low trading volume and the small number of brokerage firms acting as market makers. Due to the limitations of our market and the volatility in the market price of our stock, investors may face difficulties in selling shares at attractive prices when they want to sell. The average daily trading volume for our stock has varied significantly from week to week and from month to month, and the trading volume often varies widely from day to day.

We incur significant expenses as a result of the Sarbanes-Oxley Act of 2002, which expenses may continue to negatively impact our financial performance.

We incur significant legal, accounting and other expenses as a result of the Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Commission, which control the corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, has substantially increased our expenses, including legal and accounting costs, and made some activities more time-consuming and costly.

The Company's common stock is currently deemed to be "penny stock", which makes it more difficult for investors to sell their shares.

The Company's common stock is and will be subject to the "penny stock" rules adopted under section 15(g) of the Exchange Act. The penny stock rules apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If the Company remains subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for the Company's securities. If the Company's securities are subject to the penny stock rules, investors will find it more difficult to dispose of the Company's securities.

The Company's certificate of incorporation contains a specific provision that eliminates the liability of directors for monetary damages to the Company and the Company's stockholders; further, the Company is prepared to give such indemnification to its directors and officers to the extent provided by Nevada law. The Company may also have contractual indemnification obligations under its employment agreements with its executive officers. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by the Company's stockholders against the Company's directors and officers even though such actions, if successful, might otherwise benefit the Company and its stockholders.

ITEM 2.   FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

Not required.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this current report contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include but are not limited to those discussed in the section entitled "Forward-Looking Statements", above.

The results presented in this "Management's Discussion and Analysis of Financial Conditions and Results of Operations" are those of MesoCoat as reflected in MesoCoat's consolidated financial statements attached hereto. The following discussion should be read in conjunction with such financial statements and the notes thereto. The results presented below pertain to the unaudited nine month period ended February 28, 2011 and the audited annual periods ended May 31, 2010 and May 31, 2009.

Plan of Operation

MesoCoat's plan of operation for the coming year is to position itself to succeed in commercialization efforts focused on its CermaClad™ and PComP™ products. To achieve this success Abakan aims to:

- Establish overseas subsidiaries and plants while supporting their management teams.
- Gain market entry by creating awareness and establishing relationships with key investors.
- Increase investment in current portfolio companies, including gaining a controlling interest in Powdermet and an increased ownership of MesoCoat by year-end 2011.
- Target existing coating companies to qualify and use our powders.

- Assist MesoCoat in achieving the following objectives:
    - Becoming American Petroleum Institute (API) compliant for CermaClad™ corrosion and wear resistant alloys products through a joint development agreement with Petrobras and ongoing development work.
    - Gaining another join venture agreement with one or two other major oil corporations by fourth quarter 2011.
    - Completing construction of its first operating plant in Euclid, Ohio and begin producing work samples for certification and approval by potential clients by first quarter 2012, with work to be split 60%/40% between samples and commercial sales.
    - Continuing a plan of constructing CermaClad™ and PComP™ operating plants in strategic market locations (Houston, Alberta, Brazil and the Far East).
    - Continuing the formation of strategic partnerships and a pipeline of potential clients for the CermaClad™ and PComP™ product lines.

Growth Strategy

The Company intends to help MesoCoat grow rapidly over the next five years through the use of project and investor financing. On realizing sufficient financing and pursuing several different growth strategies, MesoCoat expects to open between six and fifteen operating plants worldwide within five years. Given the wide range of the scenario assumptions, the growth strategy depends largely upon the successful execution of the marketing plans for both CermaClad™ and PComP™. Given our strategy of targeting strategic global regions with multiple potential clients, it is feasible for us to meet our expectations. However, the Company will carefully monitor the risks associated with achieving the goals in each scenario to ensure MesoCoat can meet client expectations while remaining financially solvent.

Plant locations for MesoCoat depend upon first securing client purchase orders sufficient to finance the construction of the plants. Another key component of plant location lies within strategic global positioning. We prefer to finance and build plants in locations with multiple organizations that can become potential clients for our products, hence the focus on locations in Houston, Alberta, Brazil and the Far East. However, we are aware of the inherent political and currency risks that may exist due to working in offshore markets and intend to appropriately address such risks as we move forward with our construction plans.

Operational Logistics

CermaClad™, PComP™ SComP™, MComP™ and ENComP™ are platform technologies with extensive product potential in multiple large market verticals. The Company and related operations will play a major role in six distinct product segments of the value chain: raw materials/consumables, application equipment, coating (cladding) services, casting, fabrication, and maintenance & repair of existing assets. By playing a major role in these six segments of the value chain, the Company and its partners may prove to be an influential player in defining market prices and trends in the structural composites, steel plate, sheet, bar, and tubular products industries. Our vision is to form partnerships, and set up captive or regional facilities with the power players in the target industry. Most of these large manufacturers have project management and installation capabilities besides fabrication, and thus partnerships with these companies would help us build one-stop-shops for customers, where the customers define the specifications/requirements and we, and our value chain partners would take care of the steel fabrication, coating/cladding operations, casting, assembly integration, and inspection activities.

We intend to partner with a major suppliers or end users within geographic regions. Depending on the amount of financing available, we are considering three approaches to this market:

- High Capital Intensity: The Company will self-finance and act as owner-operator.
- Medium Capital Intensity: The Company will enter into joint venture partnerships, with the Company being the operator at 51% ownership and the partner at 49% ownership.
- Low Capital Intensity: The Company will joint venture with supply chain partners which will act as operators and financiers with 51% ownership and the Company will act as technology supplier at 49% ownership. Within these arrangements we do not intend to be a licensor but rather participate in the operations and service end of the businesses.

Additional Funding

MesoCoat will require a minimum additional amount of $4,000,000 in funding over the next twelve months to fulfill its business plan. Not all of the funding sought is currently available though MesoCoat expects to receive additional funding from the Company on the prospective exercise of the second option under the Investment Agreement. Should MesoCoat be unable to secure additional financing from outside sources or the Company, MesoCoat will most likely be unable to meet its milestones and may need to scale back operations. Any shortfall in minimum funding will adversely affect MesoCoat's ability to expand or even continue operations.

Results of Operations

During the nine month period ended February 28, 2011, MesoCoat was involved in (i) redefining its marketing strategy, (ii) hiring new senior management, (iii) improving its branding, (iv) beginning communication with several new potential joint commercialization partners, (v) entering into a Cooperation Agreement with Petroleo Brasiliero S.A. ("Petrobras") and (vi) accelerating R&D schedules by negotiating favorable engineering contracts with third parties. Further, on December 8, 2010, MesoCoat and the Company amended the Investment Agreement to extend the time frame in which the Company held the exclusive option to increase its interest in MesoCoat to a fully-diluted 51% until five business days subsequent to the completion of MesoCoat's May 31, 2010 audit. Subsequent to the period ended February 28, 2011, the audit was completed and the Company increased its interest in MesoCoat to 51% on a fully-diluted basis on July 13, 2011.

Subsequent to the period ended February 28, 2011:

- MesoCoat broke ground on a new 11,000 sq. ft. manufacturing plant in Euclid, Ohio. Full-scale production from the plant is expected to begin early in 2012. The plant will be able to produce 10,000 square meters of CermaClad™ tubing per year and will be able to fabricate PComP™ products for application in the aerospace, oil and gas, mining and chemical processing industries.

- MesoCoat entered into an Assignment Agreement to transfer a distribution agreement granted to Polythermics, LLC to the Company providing it with the exclusive right to distribute MesoCoat's products intended for application specific to the oil and gas pipeline industry.

- MesoCoat completed the initial milestones of the Cooperation Agreement with Petroleo Brasileiro S.A. ("**Petrobras**"), to develop and qualify the CermaClad™ process for the application of CRA (corrosion resistant alloys) to the internal and external surfaces of pipes using proprietary High Density InfraRed (HDIR) lamp technology. Petrobras is a leading integrated oil and gas company headquartered in Rio de Janiero, Brazil, and is the largest company in Latin America.

- MesoCoat entered into a collaborative effort with the University of Akron ("**UA**") to develop and accelerate commercialization of advanced inorganic coatings directed at reducing the nation's $300 billion corrosion problem. UA's Corrosion and Reliability Engineering (CAREs) program and MesoCoat will perform development, testing and risk reduction of advanced inorganic coatings. MesoCoat will provide development engineers and technicians to supervise and train students and new staff to apply CermaClad™ to various metal surfaces

- MesoCoat, along with UA, received a $2 million award from Ohio Third Frontier (OTF) under the Advanced Energy Program (AEP) to accelerate the commercial demonstration of CermaClad™. A portion of the award will be used to construct a new powder coating and high speed cladding facility at UA, which will be used for advanced coating development. The facility and researchers at UA will assist MesoCoat with research and development tasks, freeing up resources at MesoCoat to focus on deploying coating solutions and serving commercial customers.

- MesoCoat and Mattson Technology, Inc. (NASDAQ: MTSN) agreed to an Exclusive Supply Agreement that grants MesoCoat access to Mattson's Vortek® arc lamp system. MesoCoat will use the ultra-high-intensity lamps in the CermaClad™ process.

Net Losses

For the period from inception until February 28, 2011, MesoCoat incurred net losses of $1,663,796. Net losses for the three month period ending February 28, 2011 were $120,235 as compared to $319,088 for the three month period ending February 28, 2010, a decrease of 62%. Net losses for the nine month period ended February 28, 2011 were $1,010,219 as compared to $320,365 for the nine month period ended February 28, 2010, an increase of 215%. The decrease in net losses over the comparative three month periods can be primarily attributed to increases in contract and grant revenues which offset increases in cost of revenues and general and administrative expenses. The increase in net losses over the comparative nine month periods can be primarily attributed to increases in cost of revenues and general and administrative expenses which offset increases in contract and grant revenues. MesoCoat expects net losses to continue until such time as commercialization efforts related to its technologies produce an increase in revenues.

Net losses for the year ending May 31, 2010 were $589,356 as compared to $64,222 for the year ending May 31, 2009, an increase of 818%. The increase in net losses over the comparative periods can be primarily attributed to increases in cost of revenues and general and administrative expenses which were not fully offset by increases in contract and grant revenues.

MesoCoat has never generated sufficient revenue to fund operations and expects net losses to continue until such time as commercialization efforts related to its technologies produce an increase in revenues sufficient to meet the cost of operations.

Revenues

Revenues for the three month period ended February 28, 2011 were $757,589 as compared to $102,952 for the three month period ended February 28, 2010, an increase of 636%. Revenues for the nine month period ended February 28, 2011 were $1,342,094 as compared to $313,305 for the nine month period ended February 28, 2010, and increase of 328%. The increase in revenues over the comparative periods can be primarily attributed to increases in contract and grant revenues from the U.S. Department of Energy and the realization of contract and grant revenue from the U.S. Department of Commerce.

Revenues for the year ending May 31, 2010 were $607,956 as compared to $219,496 for the year ending May 31, 2009, an increase of 177%. The increase in revenues over the comparative periods can be primarily attributed to increases in contract and grant revenues from both the U.S. Department of Energy and Edison Material Technology Center.

MesoCoat expects revenues to increase with the anticipated commercialization efforts related to the introduction of its technologies to market.

Gross Profit/Loss

Gross profit for the three month period ended February 28, 2011 was $207,426 as compared to a gross loss of $168,607 for the three month period ended February 28, 2010. Gross loss for the nine month period ended February 28, 2011 was $206,642 as compared to $65,573 for the nine month period ended February 28, 2010, and increase of 215%. The transition to gross profit from gross loss over the comparative three month periods can be primarily attributed to an increase in revenues offset by an increase in cost of revenues to $550,162 from $271,559. The increase in gross loss over the comparative nine month periods can be primarily attributed to the increase in cost of revenues to $1,548,736 from $378,878 over the periods due to the increase in revenue.

Gross loss for the year ending May 31, 2010 was $69,052 as compared to gross profit of $94,419 for the year ending May 31, 2009. The transition to gross loss from gross profit over the comparative periods can be primarily attributed to an increase in revenues with a correspondingly large increase in the cost of revenues to $677,008 from $125,077.

MesoCoat expects to maintain a gross profit going forward as revenues are anticipated to increase as its technologies are commercially introduced to market.

Expenses

Expenses for the three month period ended February 28, 2011 were $327,661 as compared to $150,481 for the three month period ended February 28, 2010, an increase of 118%. Expenses for the nine month period ended February 28, 2011 were $803,577 as compared to $254,792 for the nine month period ended February 28, 2010, an increase of 215%. The increase in expenses over the comparative periods can be primarily attributed to increases in general and administrative expenses. General and administrative expenses include salaries and wages, payroll taxes, recruiting, consultants, and other expenses.

Expenses for the year ending May 31, 2010 were $520,304 as compared to $158,640 for the year ending May 31, 2009, an increase of 228%. The increase in expenses over the comparative periods can be primarily attributed to increases in general and administrative expenses. General and administrative expenses include salaries and wages, payroll taxes, recruiting, consultants, and other expenses.

MesoCoat expects expenses will increase in future periods with the completion of the new manufacturing facility in Euclid, Ohio that will require the additional of personnel.

Income Tax Expense (Benefit)

MesoCoat may have a prospective income tax benefit resulting from a net operating loss carry-forward and start up costs that will offset any future operating profit.

Impact of Inflation

MesoCoat believes that inflation has not had a material effect on operations for the period from May 18, 2007 (inception) to February 28, 2011.

Capital Expenditures

MesoCoat has spent $843,345 dollars on Property and Equipment for the period from May 18, 2007 (inception) to February 28, 2011.

Liquidity and Capital Resources

MesoCoat has been in the development stage since inception. As of February 28, 2011 MesoCoat had a working capital surplus of $267,923. Current assets were $891,738 consisting of $801,250 in cash, $87,988 in accounts receivable, and $2,500 in prepaid expenses. Total assets were $1,824,791 consisting of current assets, $793,953 in property and equipment, $134,909 in patents and licenses, and $4,192 in financing fees. As of February 28, 2011 MesoCoat had current liabilities of $623,815 consisting of accounts payable and accruals, current portions of a capital lease obligation, accrued liabilities, and short term debt and accrued interest. Total liabilities were $705,825 consisting of current liabilities as well as long term debt and a capital lease obligation. Stockholders equity in MesoCoat was $1,118,966 as of February 28, 2011.

As of May 31, 2010, MesoCoat had a working capital surplus of $573,516. Current assets were $977,867 consisting of $941,076 in cash and $36,791 in accounts receivable. Total assets were $1,359,948 consisting of current assets, $282,776 in property and equipment, $93,798 in patents and licenses, and $5,506 in financing fees. As of May 31, 2010 MesoCoat had current liabilities of $404,351 consisting of accounts payable, current portions of a capital lease obligation, accrued liabilities, and short term debt and accrued interest. Total liabilities were $492,330 consisting of current liabilities as well as long term debt and a capital lease obligation. Stockholders equity in MesoCoat was $867,617 as of May 31, 2010.
For the period from inception until February 28, 2011, MesoCoat's cash flow used in operating activities was $1,220,527. Cash flow used in operating activities for the nine month period ending February 28, 2011, was $815,973 and was $205,523 for the nine month period ending February 28, 2010. Cash flow used in operating activities for the year ending May 31, 2010, was $381,259 and was $23,295 for the year ending May 31, 2009. Cash flow used in operating activities during the current nine month and annual periods can be primarily attributed to net losses from operations. MesoCoat expects to continue to use cash flow in operating activities until such time as it realizes net income.

For the period from inception until February 28, 2011, MesoCoat's cash flow used in investing activities was $995,410. Cash flow used in investing activities for the nine month period ending February 28, 2011, was $579,195 as compared to $71,197 for the nine month period ending February 28, 2010. Cash flow used in the current nine month period can be attributed to purchases of machinery and equipment of $534,096 and capitalized patents and licenses of $45,099. Cash flow used in investing activities for the year ending May 31, 2010, was $135,469 as compared to $195,746 for the year ending May 31, 2009. Cash flow used in the current annual period can be attributed to purchases of machinery and equipment of $96,128 and capitalized patents and licenses of $39,341. MesoCoat expects to continue to use cash flow in operating activities in the near term following the ground breaking of a new 11,000 sq. ft. manufacturing plant in Euclid, Ohio and the machinery and equipment that will be needed to put the plant into operation.

For the period from inception until February 28, 2011, MesoCoat's cash flow provided by financing activities was $3,017,187. Cash flow provided by financing activities for the nine month period ending February 28, 2011 was $1,255,342 as compared to $1,383,296 for the nine month period ending February 28, 2010. Cash flow provided by financing activities in the current nine month period is primarily attributable to proceeds from the sale of MesoCoat's common stock to the Company totaling $1,260,000. Cash flow provided by financing activities for the year ending May 31, 2010 was $1,382,026 as compared to $293,319 for the year ending May 31, 2009. Cash flow provided by financing activities in the current annual period is primarily attributable to proceeds from the sale of MesoCoat's common stock to the Company totaling $1,364,990. MesoCoat expects to continue to have cash flow provided by financing activities in the event the Company exercises the second option to increase its investment in MesoCoat to 75%.

MesoCoat's current assets are insufficient to meet its current obligations or to satisfy its cash needs over the next twelve months so it will require additional financing. The Company has an option to purchase an additional 24% of MesoCoat's stock for $16,000,000. Additionally, MesoCoat is pursuing awards and grants from several prospective sources. Despite MesoCoat's efforts it can provide no assurance that it will be able to obtain the financing required to meet its stated objectives or even to continue as a going concern.

MesoCoat does not expect to pay cash dividends in the foreseeable future since earnings are reinvested in operations.

MesoCoat has no lines of credit or other bank financing arrangements in place.

Mesocoat plans for significant purchases of plant and equipment in connection with the construction of a new manufacturing facility in Euclid, Ohio in addition to plant and equipment for additional facilities in the planning stage worldwide.

MesoCoat has commitments for future capital expenditures in connection with the construction of its new manufacturing facility that were material at year-end.

MesoCoat has a defined stock option plan ("**Plan**") intended to advance the interest of MesoCoat and its shareholders by enhancing MesoCoat's ability to attract and retain employees, directors and consultants, by providing such individuals with a proprietary interest in MesoCoat and to stimulate the interest of those individuals in the development and financial success of MesoCoat. The Plan authorizes the issuance of a maximum of 9,000 options to acquire shares of MesoCoat's common stock of which 4,200 have been granted to date.

MesoCoat has entered into an employment agreement with its president that provides for an initial three year term, effective December 1, 2009, followed by two successive one year terms, that includes a salary that increases with the achievement of certain milestones and participation in MesoCoat's stock option plan.

MesoCoat plans to increase the number of its employees following the completion of its new manufacturing plant before the end of 2011.

Off Balance Sheet Arrangements

As of February 28, 2011, MesoCoat had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Going Concern

MesoCoat's auditors have expressed an opinion as to its ability to continue as a going concern due to recurring losses, recurring negative cash flow from operating activities, and its accumulated deficit. MesoCoat's ability to continue as a going concern is subject to its ability to realize a profit and /or obtain funding from outside sources. Management's plan to address the MesoCoat's ability to continue as a going concern includes: (i) obtaining funding from the private placement of debt or equity, specifically in relation to the Investment Agreement with the Company; (ii) realizing revenues from the commercialization of its proprietary technologies; and (iii) obtaining loans and grants from financial or government institutions. Management believes that it will be able to obtain funding to allow MesoCoat to remain a going concern through the methods discussed above, though there can be no assurances that such methods will prove successful.

Critical Accounting Policies

The notes to the audited consolidated financial statements for MesoCoat for the years ended May 31, 2010 and 2009, included hereto, discuss those accounting policies that are considered to be significant in determining the results of operations and financial position. MesoCoat's management believes that their accounting principles conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, MesoCoat's evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. MesoCoat bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Stock-Based Compensation

MesoCoat have adopted Accounting Standards Codification Topic ("ASC") 718, Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments.

MesoCoat accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with ASC 505. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services.

Recent Accounting Pronouncements

MesoCoat has examined all recent accounting pronouncements and does not believe that any of them will have a material impact on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 3.   PROPERTIES

The Company maintains its offices at 2665 S. Bayshore Drive, Suite 450, Miami, Florida, 33133 for a monthly fee of $2,213 paid to Prosper Financial, Inc., a related party. The Company does not believe that it will need to maintain a larger office at any time in the foreseeable future in order to carry out its operations

MesoCoat maintains 30,000 sq. ft. of research and development space located at 24112 Rockwell Dr, Euclid, Ohio 44117, which space it shares with Powdermet. The cost of the lease is $6,750 per month.

MesoCoat is also in the process of building a $6-million, 11,000 sq. ft. plant in Euclid, Ohio. The plant will include a 'CermaClad™' production line that will manufacture up to 10,000 square meters per year of corrosion and wear-resistant clad tubes, pipes and plates. The plant will also be equipped with a thermal spray system to commercialize MesoCoat's PComP™ family of products and qualify them for use in the aerospace, oil and gas, mining, and chemical processing industries. Workers broke ground on the plant on April 7, 2011. MesoCoat expects to complete construction by August, 2011. Installation and setup of production equipment will take a further two months, with production commencing by late 2011. Provisions have been made for an early 2012 expansion to double the size of the plant.

CermaClad™ portion of the plant will include:

- Blasting Automatic
- Big Application System
- Crane
- Lamphead
- Power Supply
- Longitudinal Conveyor
- Side Conveyor
- Rotation For Lamp
- Rotation For Precursor Application
- Rotation For Ndt
- Side Loader (Truck-Forklift)
- Compressor
- Electrical Installation
- Small Application Rotation System
- EC Thickness Gauge
- PMI (Positive Material Identification)
- Phase Array UT (Ultrasonic Test Lamination)
- Laser Mapping (Surface Porosity)
- Potential Hydro Testing
- Compress Air Equipment
- Pipe Manipulation Systems
- Material Feeding System
- Shielding Gas System
- Extraction System

- Safety Equipment & Fencing
- Security System
- Final Inspection and Packing Rack

The PComP™ portion of the plant will include:

- Robot
- Lathe
- Ventilation Makeup Air
- Dust Collector
- DJ Multicoat (Thermal Sprayer)
- Grit Blast
- Air Compressor
- Material Handling Base
- Material Handling Per Cube
- Ducting
- Met Lab
- Inspection Area
- Computer Phone
- Stripping Tank
- Small Grinder
- Large Grinder
- Misc Electric
- Misc Plumbing

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's 59,507,425 shares of common stock issued and outstanding as of July 13, 2011 with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Ownership	Amount and nature of Beneficial Ownership[1]	Percent of Class
Common Stock	Robert H. Miller 4801 Alhambra Circle Coral Gables, Florida 33146	22,740,000[2]	38.2%
Common Stock	Mark W. Sullivan 10 Hawthrone Lane Irwin, Pennsylvania 15642	316,000[3]	0.5%
Common Stock	Hermann Buschor 1920 Stoney Brook Drive Houston, Texas 77063	164,000[4]	0.3%
Common Stock	Andrew J. Sherman 9181 Boyer Lane Kirtland Hills, Ohio 44060	0[5]	0%
Common Stock	James S.B. Chew 1 Vinewood Lane Landera Ranch, California 92694	0[6]	0%
Common Stock	*All Executive Officers and Directors as a Group*	*23,220,000*	*39.0%*
Common Stock	Maria Maz 4801 Alhambra Circle Coral Gables, Florida 33146	22,740,000[7]	38.2%
Common Stock	Thomas and Mario Miller Family Irrevocable Trust u/a/d 12/01/2009	5,250,000	8.8%

(1) Beneficial ownership is determined in accordance with Commission rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, would be counted as outstanding for computing the percentage of the person holding such options or warrants but not counted as outstanding for computing the percentage of any other person.

(2) Mr. Miller is a beneficial owner of 17,750,000 shares held by Ms. Maria Maz, to whom Mr. Miller is married, and the beneficial owner of 5,250,000 shares held by the Thomas and Mario Miller Family Irrevocable Trust u/a/d 12/01/2009, which trust's beneficiaries are Mr. Miller's children. See footnote 7, below, for more details.

(3) Mr. Sullivan was granted 400,000 options that vest in equal increments over three years to purchase shares of common stock at $1.02 per share on or before May 12, 2021 and subscribed to 57,500 common stock purchase warrants at $1.50 per share to be exercised on or before May 27, 2013.

(4) Mr. Buschor was granted 250,000 options that vest in equal increments over three years to purchase shares of common stock at $1.30 per share on or before April 29, 2020 and subscribed to 30,000 common stock purchase warrants at $1.50 per share to be exercised on or before June 15, 2013.

(5) Mr. Sherman was granted 1,000,000 options that vest in equal increments over three years to purchase shares of common stock at $0.60 per share on or before December 14, 2019.

(6) Mr. Chew was granted 200,000 options that vest in equal increments over three years to purchase shares of common stock at $0.65 per share on or before October 19, 2020.

(7) Ms. Maz directly owns 17,750,000 shares and indirectly owns 5,250,000 shares held by the Thomas and Mario Miller Family Irrevocable Trust u/a/d 12/01/2009, which trust's beneficiaries are Ms. Maz's children. In addition, Ms. Maz is the beneficial owner of 260,000 warrants owned by Prosper Financial Inc. ("Prosper"), exercisable into 130,000 shares of common stock at $0.75 per share at any time until December 8, 2011. Ms. Maz is the indirect owner of 1,000,000 options, owned by Prosper, to purchase common stock at $0.60 per share before December 14, 2019, one third of which vests each year beginning on December 14, 2010. Ms. Maz is the indirect owner of 500,000 options, owned by Prosper, to purchase common stock at $0.65 per share before October 19, 2020, one third of which vest each year beginning on October 19, 2011.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of our current directors and executive officers:

Name	Age	Year Appointed	Position(s) and Office(s)
Robert H. Miller	58	2009	President, chief executive officer, and director
Mark W. Sullivan	46	2011	Chief financial officer and principal accounting officer
Hermann Buschor	74	2010	Director
James S. B. Chew	49	2010	Director
Andrew J. Sherman	47	2010	Director
Theodore Sarniak III	67	2011	Director

Business Experience

The following is a brief account of the education and business experience of our directors and executive officers over the past five years and beyond, indicating their business experience, principal occupation during the period, and the name and principal business of the organizations by which their were employed.

Robert H. Miller was appointed as a member of the board of directors and as the Company's chief executive officer on December 8, 2009.

Mr. Miller has worked with early-stage companies for almost three decades and has participated as the principal investor in over 50 business ventures. He has founded corporations, listed numerous companies on the NASDAQ and the Toronto Stock Exchange, worked full-time with and as a consultant to numerous startups, and has raised over $400 million in early-stage investment capital. Prior to his work as a corporate entrepreneur, Mr. Miller was a stock broker, investing on behalf of a large base of individual and institutional clients.

Mr. Miller's experience includes being the founder and Chairman of Crystallex International Corporation, a mining company with an estimated 17 million ounces of gold. He was a director and financier of Zmax Corporation, a "y2k" company. He was the founder and director of Nanovation Technologies Inc, a developer of fiber-optic products that realized a market capitalization of over $500 million and principal financier and consultant to Asiamerica Equities Inc., a merchant bank, while it grew from a market capitalization of $3 million to over $250 million. Currently, Mr. Miller is a director and early investor in Lifespan Biosciences Inc., an industry leader in commercializing proprietary antibodies, providing immunohistochemistry services and developing localization databases. Since June of 2009 Mr. Miller has served as an officer and director of Sonnen Corporation, a reporting company. Sonnen is involved in the research and development of a novel process for energy generation consisting of specific materials and proprietary material combinations.

Mr. Miller is not currently a director in any other reporting companies not otherwise disclosed above.

Mark W. Sullivan was appointed as the Company's chief financial officer and principal accounting officer on May 11, 2011. Concurrently he was appointed to serve as director of MesoCoat and Powdermet.

Mr. Sullivan has over 25 years of experience in the disciplines of executive management, strategic planning, finance, accounting, human resources, operations, administration, treasury, legal, sales, and plant and facilities management. He has been the owner and operator of numerous businesses specializing in franchise territory development and turnarounds. During 2000 to 2001 he was the Vice President of Finance with VIAD Corp., a publicly traded company (NYSE: VVI) in the field of international manufacturing of industrial exhibits. From 1992 to 2000 he was Chief Financial Officer of Creative Productions (which was bought by VIAD) and from 1991 to 1992 he was their Financial Controller. His experience also includes being the Financial Controller of J H Water Systems, Inc., an environmental construction firm specializing in synthetic liners in reservoirs and landfills and as an accountant/auditor with Schneider Downs & Company, Inc., Certified Public Accountants.

Mr. Sullivan is not currently a director in any other reporting companies.

Mr. Sullivan has served as an adjunct professor at Saint Vincent College in Latrobe, Pennsylvania, teaching corporate finance, accounting, and financial analysis to third and fourth year students.

Mr. Sullivan is a CPA. He received an MBA and MS in Management Information Systems from the University of Pittsburgh and BS in Accounting from Saint Vincent College

Hermann Buschor was appointed as a member of the board of directors on April 30, 2010 and is the Company's Vice-President of Business Development.

Mr. Buschor has over 35 years of international business development experience in the oil and gas pipeline industry and related coating applications. From February 2007 until the present Mr. Buschor has worked as director of marketing for Socotherm-LaBarge LLC, a company that provides coatings and insulation for deepwater pipelines and onshore gas transmission lines. From 1999 until 2006 he worked as a sales manager for Tenaris Global Services (USA) Corp., a company that supplies pipelines for deepwater projects. Experienced in the global marketplace, Mr. Buschor's career has taken him around the world. He has worked with the worlds leading oil and gas companies in Russia, Indonesia, Malaysia, Europe, Africa, South America, and throughout United States and Canada.

Mr. Buschor is not currently a director in any other reporting companies.

Mr. Buschor is a graduate of Zurich Trade School, Switzerland, and has studied Financial Analysis and Marketing at New York University.

James S. B. Chew was appointed as a member of the board of directors on August 20, 2010.

Prior to joining the Company Mr. Chew served as the Vice President of SAIC's (NYSE: SAI) Space Systems Development Division. His responsibilities with SAIC included leadership of a 146 person, $50M/year, operation that is developing and demonstrating hardware and capabilities for DoD Space Operations. He is also currently Vice President of Business Development at MesoCoat. Mr. Chew has twenty-eight years of experience in the aerospace, automotive, and education fields. Prior to joining SAIC, he served as a propulsion engineer for Boeing Aerospace Company, senior engineer for SPARTA, program manager for U.S. Air Force Rocket Propulsion Lab, Director of Rocket Propulsion Technology Plans and Programs for the U.S. Air Force's Phillips Laboratory, Assistant Staff Specialist for Weapons Technology for the U.S. Office of the Secretary of Defense, and the Deputy Director of Air and Surface Weapons Technology for the U.S. Office of Naval Research. Mr. Chew also served as Exide Technologies' (Nasdaq:XIDE)Vice President for its Military and Specialty Global Business Unit, Chrysler Corporation's Product Marketing Consultant for its Dodge Division, QWIP Technologies' Chief Operating Officer, General Motor's American Tuner Program Manager, T/J Technologies' Chief Operating Officer, and ATK's (NYSE: ATK) Vice President of Science and Technology.

Mr. Chew is not currently a director in any other reporting companies.

Mr. Chew earned his Bachelor of Science degree in Mechanical Engineering from the California State Polytechnic University, Pomona and a Master of Science degree in Systems Management from the University of Southern California. Mr. Chew is also a graduate of the Stanford Executive Engineering Program and the Defense Systems Management College Advanced Program Management Program. He is a DoD Level 3 certified acquisition professional and a DoD Level 3 System, Planning, Development, Research and Engineering professional.

Andrew J. Sherman was appointed as a member of the board of directors on August 20, 2010.

Mr. Sherman has been in the nano engineered coatings field for 25 years and has built a number of businesses as a serial entrepreneur. He serves as CEO for both MesoCoat and Powdermet. Prior to founding Powdermet, Mr. Sherman was Chief Metallurgist and New Business Development Manager for Ultramet, Inc., a leading Chemical Vapor Deposition (CVD) company, in Pacoima, California, where his technical and business developments resulted in a 10-fold growth in company revenues and the creation of three spinouts (including a $100M plus exit). Mr. Sherman's developments have been the basis for the formation of eight successful companies to date. Mr. Sherman was appointed to the United States Department of Energy's Hydrogen Safety Panel and has served on the review panel since 2006. Panel duties include interfacing with codes and standards, accident investigations, site reviews, H2 (hydrogen) project reviews, and H2 information and training, education, and best practices development.

Mr. Sherman is not currently a director in any other reporting companies.

Mr. Sherman received an M.Sc. and B.Sc. in Ceramic Engineering and a B.Sc. in Chemical Engineering from Ohio State University. He has also authored more than 95 papers and presentations on ceramics, metallurgy and composite powder coatings and was recognized with the 2000 R&D 100 award for his patented nano powder production and is a 2009 Ernst and Young entrepreneur of the year finalist.

Theodore Sarniak III was appointed as a member of the board of directors on May 11, 2011.

Mr. Sarniak has been and is currently Chief Executive Officer of Jeannette Specialty Glass since 1976. During his tenure he changed the company's product mix and production technologies eight times to be competitive in the ever changing market place. This evolution resulted in a company sales force that covers the United States, Canada, and Europe. Prior to joining Jeannette Specialty Glass, he had a very successful career in engineering, research and development, and new product development.

From 1990 to 1993 Mr. Sarniak served as the Chief Executive Officer and lead investor of Startron Inc., a night vision manufacturing plant that supplied the U.S. military with state of the art equipment. From 1983 to 1987 he was the Chief Executive Officer of Jeannette Shade Inc., a company involved in the development and production of light weight vests and armored vehicles which stop the penetration of armor piercing projectiles.

Mr. Sarniak is not currently a director in any other reporting companies.

Mr. Sarniak has also received many U.S. patents involving chemical and scratch resistant products that are presently being sold throughout the world.

Term of Office

Our directors are appointed for one year terms to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our executive officers are appointed by our board of directors and hold office pursuant to employment agreements or until removed by the board.

Family Relationships

There are no family relationships between or among the directors or executive officers.

Involvement in Certain Legal Proceedings

During the past ten years there are no events that occurred related to an involvement in legal proceedings that are material to an evaluation of the ability or integrity of any of the Company's directors, persons nominated to become directors or executive officers.

Compliance with Section 16(A) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in their ownership with the Commission, and forward copies of such filings to us. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, we are not aware of any persons who, during the annual period ended May 31, 2010 or the nine month period ended February 28, 2011, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.

Code of Ethics

The Company has not adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Company expects to adopt a Code of Ethics in the next twelve months.

Board of Directors Committees

The board of directors has not established an audit committee. An audit committee typically reviews, acts on and reports to the board with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee. We intend to establish an audit committee within the next twelve months.

The board of directors has not established a compensation committee. We intend to establish an audit committee within the next twelve months and at such time the compensation committee will develop a charter.

The board of directors has not yet established a nominating committee. We use a variety of methods for identifying and evaluating nominees for director, including candidates that may be referred by the Company's stockholders. Stockholders who desire to recommend candidates for evaluation may do so by contacting the Company in writing, identifying the potential candidate and providing background information. Candidates may also come to the attention of the board of directors through current members of the board of directors, professional search firms and other persons. In evaluating potential candidates, the board takes into account a number of factors, including among others, the following:

- independence from management;
- whether the candidate has relevant business experience;
- judgment, skill, integrity and reputation;
- existing commitments to other businesses;
- corporate governance background;
- financial and accounting background, to enable the board of directors to determine whether the candidate would be suitable for audit committee membership; and
- the size and composition of the board.

We intend to establish a nominating committee within the next twelve months and at such time the nominating committee will develop a charter.

Potential Conflicts of Interest

We are not aware of any current or potential conflicts of interest with our executive officers and directors.

Security Holders Recommendations to Board of Directors

We do not currently have a process for security holders to send communications to the board of directors. However, we welcome comments and questions from our shareholders. Shareholders can direct communications to our CEO, Mr. Miller, at our executive offices.

While we appreciate all comments from shareholders, we may not be able to individually respond to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with the Commission so that all shareholders have access to information about us at the same time. Mr. Miller collects and evaluates all shareholder communications. If the communication is directed to the board of directors generally or to a specific director, Mr. Miller will disseminate the communications to the appropriate party at the next scheduled board of directors meeting. If the communication requires a more urgent response, Mr. Miller will direct that communication to the appropriate executive officer or director. All communications addressed to our directors and executive officers will be reviewed by those parties unless the communication is clearly frivolous.

Director Compensation

Directors currently are reimbursed for out-of-pocket costs incurred in attending meetings though we have no formal plan for compensating them for their services as directors. Nonetheless, during the year ended May 31, 2010, the Company compensated its directors for services rendered by granting stock options to purchase common shares pursuant to our 2009 Stock Option Plan.

Our chief executive officer who also serves as a director received compensation of $7,500 per month pursuant to a consulting agreement. Our former chief executive officer who also served as a director received compensation at $5,000 per month through a company controlled by her pursuant to a consulting agreement. Our former chief financial officer who also served as a director received compensation at $6,000 per month pursuant to a consulting agreement.

The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Since inception to the date hereof, no director received and/or accrued any such compensation for his or her services as a director, including committee participation and/or special assignments.

We may offer all directors additional compensation in the future.

The following table provides summary information for the fiscal year ended May 31, 2010 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of our directors.

Director Compensation Table							
Name [1]	Fees Earned Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Miller[2]	$45,000	$0	$0	$0	$0	$0	$45,000
Hermann Buschor[3]	$0	$0	$324,519	$0	$0	$0	$324,519
David Greenbaum[4]	$36,000	$0	$118,607	$0	$0	$0	$154,607
Maria C. Maz[5]	$30,000	$0	$593,037	$0	$0	$0	$623,037

[1] James S. B. Chew and Andrew Sherman were appointed as directors subsequent to the period on August 20, 2010. Mr. Sherman was granted 1,000,000 options during the year ended May 31, 2010 valued at $593,037. Theodore Sarniak III was appointed as director on May 11, 2011. Mr. Sarniak has a consulting agreement with the Company in connection with his appointment which includes 150,000 options.

[2] Mr. Miller as appointed as chief executive officer and director on December 8, 2009. Mr. Miller is considered the beneficial owner of the option awards under the name of Maria C. Maz who is Mr. Miller's spouse.

[3] Mr. Buschor was appointed as director on April 30, 2010.

[4] Mr. Greenbaum was appointed as chief financial officer and principal accounting officer on December 11, 2009, was appointed as director on May 28, 2010, and he resigned on such positions on August 20, 2010.

[5] Ms. Maz as appointed as chief executive officer, chief financial officer, principal accounting officer, and director on August 27, 2008, resigned as chief executive officer on December 7, 2009, resigned as chief financial officer and principal accounting officer on December 11, 2009, and resigned as director on May 28, 2010. Ms. Maz is paid pursuant to two consulting contracts through a company owned by Ms. Maz.

Other Key Personnel

John Neukirchen is the Company's VP of Pipeline Coatings Sales.

Mr. Neukirchen has over 25 years of business and project management experience. Specializing in advanced corrosion protection technologies, he has served as program director and technical liaison on a number of successful, high profile developmental projects for clients such as the U.S. Navy/Department of Defense, the Office of Naval Research, the U.S. Army Corps of Engineers, Boeing, Westinghouse Hanford, Marine Power and Equipment, and Kajima E&C. Along with his BA degree in Business Management, Mr. Neukirchen has gained a strong background in Mechanical and Electrical Engineering. Mr. Neukirchen currently serves as technical director and business manager of Polythermics, LLC. where he has directed the R&D and market introduction of a unique and highly successful line of thermoplastic coating materials and equipment for the oil and gas and mining industries.

Key Advisors

Reg Allen was most recently Chief Executive Officer of Vortek, a Canadian technology company that had developed the world's most powerful arc lamp. In 2004, Mr. Allen successfully sold Vortek to a public U.S. semiconductor equipment manufacturer. Mr. Allen is considered a leading authority on applications of the focused arc lamp system that is employed by the Company. At Vortek, Mr. Allen assembled an international team of top-caliber staff and executed an ambitious business plan to commercialize the application of arc lamp technology in advanced semiconductor equipment manufacturing. Mr. Allen has over 30 years of experience working with engineering related solutions.

Mario Medanic was most recently General Manager of Cladtek Bimetal Manufacturing, an Australian leader in the production of mechanically-bonded bimetal and weld-cladded corrosion resistant alloy pipes. At Cladtek Mr. Medanic was instrumental in setting up one of the largest cladding plants in the world, and was involved in management of daily operations to deliver industry-leading products in the oil & gas sector. Mr. Medanic is an expert on the planning and construction of industrial facilities for the oil and gas industry and in implementing management systems to increase competitiveness within the coating and cladding industry. His two decades of experience in the marine and oil & gas sector involves assessing various types of corrosion protection techniques and establishing plants to manufacture solutions.

Ed Phelan has over 20 years of strategic oversight and merger and acquisition experience. In addition to serving as Chief Executive Officer of start-ups in various industries, Mr. Phelan also served as a Senior Manager for Ernst & Young, Managing Principal of Xerox, and VP of Sales and Marketing and VP of Acquisitions at Krupp Companies. His extensive background, especially in integrating newly acquired companies into the corporate fold, plays a major role in the successful operation of the Company and its subsidiaries.

James Rodriguez de Castro brings with him key industry insight and experience in the financial markets. A highly-experienced international trader and businessman, Mr. de Castro's far-reaching investments have also connected him with an extensive network of operators in Asian oil and gas logistics, steel treatment and fabrication. Mr. de Castro's extensive professional background includes 14 years spent with Merrill Lynch based in Japan and Hong Kong. His numerous senior executive roles there included Head of Global Markets, New Initiatives and Advisory, Pacific Rim; Head of Trading, Equity Derivatives, CBs and Index Arbitrage, Asia; and Head Trader, Japanese Equity Derivatives. His experience in the oil and gas sector began with Bankers Trust during the 1992 Gulf War. He remains a very active investor in this sector in Asia and maintains active interests in mining and offshore equipment rental.

ITEM 6.   EXECUTIVE COMPENSATION

The objective of the Company's compensation program is to provide compensation for services rendered by our executive officers. The Company's salaries and stock option awards are designed to retain the services of our executive officers. Salary and stock option awards are currently the only type of compensation used in our compensation program. We use these forms of compensation because we feel that they are adequate to retain and motivate our executive officers. The amount we deem appropriate to compensate our executive officers is determined in accordance with market forces; we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current compensatory program and the decisions regarding compensation are easy to administer and are appropriately suited for our objectives, we may expand our compensation program to any additional future employees to include options and other compensatory elements.

For the year ended May 31, 2010, $716,537 was paid in salary and stock option awards to retain executive officers. For the year ended May 31, 2009, $60,000 was paid in salary to retain executive officers.

During the annual period ended May 31, 2010, our chief executive officer received compensation of $7,500 per month pursuant to a consulting agreement and a company controlled by a former chief executive officer received option awards valued at $593,037; these option awards are considered beneficially owned by our current chief executive officer. Since the Company had limited operations during the annual period ended May 31, 2009, little compensation was paid to retain the services of our former executive officers. During 2009, our former chief executive officer received compensation at $5,000 per month through a company controlled by her pursuant to a consulting agreement, which she continued to earn until resigning in December 2009. Effective December 1, 2009, our former chief financial officer received compensation at $6,000 per month pursuant to a consulting agreement.

Summary Compensation

The following table provides summary information for the fiscal years ended May 31, 2010 and 2009 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation in excess of $100,000.

Executive Compensation Table									
Name and Principal Position	Year (ended May 31)	Annual Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Miller: CEO, director[1]	2010	$45,000	$0	$0	$0	$0	$0	$0	$45,000
Mark W. Sullivan: CFO, PAO[2]	2010	$0	$0	$0	$0	$0	$0	$0	$0
Costas Takkas: CFO, PAO[3]	2010	$0	$0	$0	$0	$0	$0	$0	$0
David Greenbaum: former CFO, director [4]	2010	$36,000	$0	$0	$118,607	$0	$0	$0	$154,607
Maria C. Maz: former CEO, CFO, director [5]	2010 2009	$42,500[6] $60,000[6]	$0 $0	$0 $0	$593,037[6] $0	$0 $0	$0 $0	$0 $0	$635,537 $60,000
Hermann Buschor: director, VP Bus. Devel.	2010	$10,000	$0	$100,000	$324,519	$0	$0	$500	$435,019
Andrew J. Sherman: consultant [7]	2010	$0	$0	$0	$593,037	$0	$0	$0	$593,037
Carol Laws: consultant	2010	$20,000	$0	$0	$99,231	$0	$0	$0	$119,231
John Neukirchen: VP Pipeline Coating Sales	2010	$6,000	$0	$90,000	$223,657	$0	$0	$101,000	$420,657

Footnotes Follow On Next Page

(1) Mr. Miller as appointed as chief executive officer and director on December 8, 2009. Mr. Miller is considered the beneficial owner of the option awards under the name of Maria C. Maz who is Mr. Miller's spouse.

(2) Mr. Sullivan entered into an employment agreement with the Company in connection with his appointment as chief financial officer and principal accounting officer. Terms of the agreement include a signing bonus of 60,000 shares, options to purchase 400,000 shares, and a salary of $120,000 per annum.

(3) Mr. Takkas was appointed as chief financial officer and principal accounting officer on August 20, 2010, subsequent to our fiscal year 2010 and resigned on May 11, 2011.

(4) Mr. Greenbaum was appointed as chief financial officer and principal accounting officer on December 11, 2009, was appointed as director on May 28, 2010, and he resigned on such positions on August 20, 2010.

(5) Ms. Maz as appointed as chief executive officer, chief financial officer, principal accounting officer, and director on August 27, 2008, resigned as chief executive officer on December 7, 2009, resigned as chief financial officer and principal accounting officer on December 11, 2009, and resigned as director on May 28, 2010. Approximately $12,500 of the annual salary amount was incurred and the whole option awards amount was granted following Ms. Maz's resignation as executive officer pursuant to a consulting agreement.

(6) Ms. Maz is paid as a consultant through a company owned by Ms. Maz.

(7) Andrew J. Sherman was appointed as a director subsequent to the period on August 20, 2010.

Outstanding Equity Awards

The following table provides summary information for the period ended May 31, 2010 concerning unexercised options, stock that has not vested, and equity incentive plan awards by the Company to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation in excess of $100,000:

Outstanding Equity Awards at Fiscal Year-End								
	Option awards					Stock awards		
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Robert H. Miller[(1)(2)]	-	1,000,000	-	0.60	December 11, 2019	-	-	-	-
Andrew J. Sherman[(2)]	-	1,000,000	-	0.60	December 11, 2019	-	-	-	-
David Greenbaum	66,666	-	-	0.60	December 11, 2019	-	-	-	-
Carol Laws[(3)]	33,333	66,667	-	0.60	December 11, 2019	-	-	-	-
John Neukirchen	-	400,000	-	0.60	April 26, 2020	-	-	-	-
Hermann Buschor	-	250,000	-	1.30	April 29, 2020	-	-	-	-

Footnotes Follow On Next Page

(1) Mr. Miller is the indirect, beneficial owner of these options. Additionally, subsequent to the year ended May 31, 2010, Mr. Miller became the indirect owner of 500,000 additional options to purchase common stock at $0.65 per share before October 19, 2020, one third of which vest each year beginning on October 19, 2011.

(2) Subsequent to the period one third of these options became exercisable.

(3) Subsequent to the period an additional one third of these options became exercisable.

* Subsequent to the period: Mr. Takkas was granted 200,000 options that vest in equal increments over three years to purchase shares of common stock at $0.65 per share on or before August 20, 2020; Mr. Chew was granted was granted 200,000 options that vest in equal increments over three years to purchase shares of common stock at $0.65 per share on or before October 19, 2020; Mr. Sullivan was granted 400,000 options that vest in equal increments over three years to purchase shares of common stock at $1.02 per share on or before May 12, 2021.

2009 Stock Option Plan

Our board of directors adopted and approved our 2009 Stock option Plan ("Plan") on December 14, 2009, which provides for the granting and issuance of up to 10 million shares of our common stock. As of July 13, 2011, we granted options to purchase 5,311,666 shares of common stock which were outstanding at exercise prices of $0.60, $0.65, $0.75, $1.01, $1.02, $1.05 and $1.30 per share, which options vest over three years in equal increments. At July 13, 2011, 4,688,334 options remained available for future grant.

Our board of directors administers our Plan, however, they may delegate this authority to a committee formed to perform the administration function of the Plan. The board of directors or a committee of the board has the authority to construe and interpret provisions of the Plan as well as to determine the terms of an award. Our board of directors may amend or modify Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding awards unless the holder consents to that amendment or modification.

The Plan permits us to grant non-statutory stock options to our employees, directors and consultants. The options issued under this Plan are intended to be non-statutory stock options exempt from Code Section 409A. The duration of a stock option granted under our Plan cannot exceed ten years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant.

The Plan administrator determines the term of stock options granted under our Plan, up to a maximum of ten years, except in the case of certain events, as described below. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of ninety days following the cessation of service. If an optionee's service relationship with us ceases due to disability or death the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability or death.

Unless the Plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

Long Term Incentive Plan Awards.

We have no long-term incentive plans.

Termination of Employment and Change in Control Arrangements

The Company has no plans that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement.

The Company has no agreement that provides for payment to any executive officer at, following, or in connection with the resignation, retirement or other termination, or a change in control of Company or a change in our executive officers' responsibilities following a change in control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Neither our director or executive officer, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction in the period covered by this report or in any presently proposed transaction which, in either case, has or will materially affect us, except as follows.

On December 1, 2009 we entered into a consulting agreement commencing December 1, 2009 with a company controlled by Maria C. Maz, our former chief executive officer and spouse of our current chief executive officer, to provide business consulting. The terms of the consulting agreement include $2,500 per month payable in consulting fees and reimbursement for all reasonable business expenses incurred in the performance of its duties. The consultant was also granted 1,000,000 stock options with an exercise price of $0.60 per share which vest equally over 3 years.

On December 1, 2009 we entered into a consulting agreement with Robert H. Miller to perform the duties of chief executive officer. The terms of the consulting agreement included $7,500 per month payable in consulting fees and reimbursement to the consultant for all reasonable business expenses incurred by it in the performance of its duties.

On December 1, 2009 we entered into a consulting agreement with David Greenbaum to perform the duties of chief financial officer. The terms of the consulting agreement included $6,000 per month payable in consulting fees and reimbursement to the consultant for all reasonable business expenses incurred by it in the performance of its duties, and was to be in effect until December 1, 2010. The consultant was also granted 200,000 stock options with an exercise price of $0.60 per share, that were to vest equally over three years with the first third vested upon signing. This consulting agreement ended on August 20, 2010 and all unvested options were terminated.

On March 1, 2010 a loan of $25,000 paying 10% interest per annum payable by February 26, 2011 was provided to a company owned by a related party. Interest shall be payable quarterly or as mutually agreed on. Accordingly we have recorded interest income of $861 on this note. Additionally on April 21, 2010 a loan of $25,000 paying 10% interest per annum payable by April 16, 2011 was provided to a second company owned by the same related party. Interest is payable quarterly or as mutually agreed.

On April 29, 2010, we entered in to a noncollaterized note receivable with a related company with some common ownership on an interest free basis, payable on demand. During the period ending May 31, 2010, we advanced $8,500 under this note receivable.

On April 29, 2010, we granted Hermann Buschor, a director, 250,000 stock options with an exercise price of $1.30 per share, that vest equally over three years.

On February 10, 2010, we entered in to a noncollaterized note receivable with a related company with some common ownership on an interest free basis, payable on demand. During the period ending February 28, 2010, we advanced $40,491 under this note receivable. Subsequent to the period ended, February 28, 2010, we entered into a consulting agreement with the same related company for access to a group of experts to provide consulting services to us in the field of coatings for a payment $50,000. We also agreed to apply the amount owed by them to us against this amount and paid the balance in cash, as of May 31, 2010 this balance was paid in full.

On October 19, 2010, we granted James Chew, a director, 150,000 stock options with an exercise price of $1.02 per share, that vest equally over three years.

On December 1, 2010 we entered into a month to month lease agreement with Prosper Financial Inc., a related party, for the use of office space. We pay $ 2,213 a month for the use of this space.

On May 11, 2011, we entered into an employment agreement with Mark Sullivan in connection with his appointment as chief financial officer and principal accounting officer. Terms of the agreement included a signing bonus of 60,000 shares, 400,000 stock options with an exercise price of $1.02 per share, that vest equally over three years, and a salary of $120,000 per annum.

On May 13, 2011, we granted Theodore Sarniak III, a director, 150,000 stock options with an exercise price of $1.02 per share, that vest equally over three years.

On June 14, 2011 the board of directors authorized the issuance of 115,000 shares of its common stock and the grant of 57,500 share purchase warrants to Mr. Sullivan, which issuance and grant was pursuant to a private placement offering at $1.00 for one share and one half share purchase warrant. Each whole warrant allows the grantee to purchase one share of the Company's common stock for $1.50 within two years of the date of grant.

On June 14, 2011 the board of directors authorized the issuance of 30,000 shares of its common stock and 15,000 share purchase warrants to Hermann Buschor, a director of the Company, which issuance and grant was pursuant to a private placement offering at $1.00 for one share and one half share purchase warrant. Each whole warrant allows the grantee to purchase one share of the Company's common stock for $1.50 within two years of the date of grant.

Director Independence

Our common stock is quoted on the OTCQB electronic quotation system, which does not have director independence requirements. For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a) (15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Accordingly, the Company deems Mr. Sarniak to be an independent director.

ITEM 8.   LEGAL PROCEEDINGS

None

ITEM 9. **MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

The Company's common stock has been quoted on the OTCQB electronic quotation system under the symbol "ABKI". These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The following table sets forth for the periods indicated the high and low bid prices for the common stock as reported for each quarterly period .

High and Low Bid Prices			
Year	Quarter Ended	High	Low
2011	May 31	$1.76	$0.70
2011	February 28	$1.25	$0.90
2010	November 30	$1.15	$0.40
2010	August 31	$1.08	$0.26
2010	May 31	$1.55	$0.40
2010	February 28	$0.90	$0.65
2009	November 30	$0.25	$0.80
2009	August 31	$0.10	$0.25
2009	May 31	$0.51	$0.21
2009	February 28	$1.00	$0.40

Reports to Security Holders

We are a reporting company pursuant to the Securities and Exchange Act of 1934. As such, we make available our annual report which includes audited financial statements, and our quarterly reports which include unaudited financial statements.

Capital Stock

The following is a summary of the material terms of the Company's capital stock. This summary is subject to and qualified by our articles of incorporation and bylaws.

Common Stock

As of July 13,2011 there were 345 shareholders of record holding a total of 59,507,425 shares of fully paid and non-assessable common stock of the 2,500,000,000 shares of common stock, par value $0.0001, authorized. The board of directors believes that the number of beneficial owners is greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of July 13, 2011 there were no preferred shares of the 50,000,000 authorized. The par value of the preferred stock is $0.0001 per share. The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

Warrants

As of July 13, 2011 there were 4,600,000 half-share warrants outstanding to purchase 2,300,000 shares of our common stock, at $0.75 per share with an expiration date of December 16, 2011, and 840,465 half-share warrants outstanding to purchase 420,233 shares of our common stock, at $1.50 per share with an expiration date of June 13, 2013.

Stock Options

As of July 13, 2011, there were 5,311,666 stock options outstanding to purchase shares of our common stock, as follows:

- 2,000,000 options have an exercise price of $0.60 per shares, expire on December 11, 2019, and vest in equal increments over three years beginning on December 11, 2010
- 166,666 options have an exercise price of $0.60 per shares, expire on December 11, 2019, and vest in equal increments over three years beginning December 11, 2009.
- 50,000 options have an exercise price of $0.75 per share, expire on March 8, 2020, and vest in equal increments over three years to beginning March 8, 2011.
- 200,000 options have an exercise price of $0.75 per share, expire on March 15, 2020, and vest in equal increments over three years to beginning March 15, 2011.
- 400,000 options have an exercise price of $0.60 per share, expire on April 26, 2020, and vest in equal increments over three years to beginning April 26, 2011.
- 250,000 options have an exercise price of $1.30 per share, expire on April 29, 2020, and vest in equal increments over three years to beginning April 29, 2011.
- 200,000 options have an exercise price of $0.65 per share, expire on August 20, 2020, and vest in equal increments over three years to beginning August 20, 2011.
- 1,100,000 options have an exercise price of $0.65 per share, expire on October 19, 2020, and vest in equal increments over three years beginning on October 19, 2011.
- 25,000 options have an exercise price of $1.01 per share, expire on November 17, 2020, and vest in equal increments over three years beginning on November 17, 2011.
- 20,000 options have an exercise price of $1.05 per share, expire on March 16, 2021, and vest in equal increments over three years beginning on March 16, 2012.
- 100,000 options have an exercise price of $1.05 per share, expire on April 13, 2021, and vest in equal increments over three years beginning on April 13, 2012.
- 150,000 options have an exercise price of $1.05 per share, expire on May 2, 2021, and vest in equal increments over three years beginning on May 2, 2012.
- 400,000 options have an exercise price of $1.02 per share, expire on May 12, 2021, and vest in equal increments over three years beginning on May 12, 2012.
- 250,000 options have an exercise price of $1.02 per share, expire on May 13, 2021, and vest in equal increments over three years beginning on May 13, 2012.

Convertible Securities

As of July13, 2011, the Company has two securities convertible into the shares of its common stock for an aggregate total of $2,000,000, bearing an interest rate of 5% per annum. The notes are convertible at $1.00 per conversion unit, which consists of one share of our common stock and one-half share warrant to purchase an additional share at $1.50 per share, with an expiration date of two years following the conversion date. The maturity dates of these notes are three years from the date of the notes, April 13, 2011 and March 17, 2011.

Purchases of Equity Securities made by the Issuer and Affiliated Purchasers

The Company has not repurchased any shares of its common stock during the fiscal year ended May 31, 2010 or since that date through July 13, 2011

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has not authorized any securities for issuance under any equity compensation plan.

Indemnification of Directors and Officers

The Nevada Revised Statutes provide, in general, that a corporation incorporated under the laws of the State of Nevada, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Nevada corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the State of Nevada or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Trading Information

The Company's common stock is currently approved for quotation under the symbol "ABKI". The information for our transfer agent is as follows:

> Island Stock Transfer
> 100 Second Avenue South, Suite 300
> St. Petersburg, Florida 33701
> Tel: (727) 289-0010.

Our Company's shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

The application of the penny stock rules may affect your ability to resell your shares.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

The Company has no sales of securities other than those previously reported and the following:

On May 11, 2011 the board of directors of the Company authorized the issuance of 60,000 shares of its common stock to Mark W. Sullivan as a signing bonus to become chief financial officer and principal accounting officer of the Company, which authorization was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

The Company complied with the exemption requirements of Section 4(2) of the Securities Act based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) the offeree has access to the kind of information which registration would disclose; and (3) the offeree is financially sophisticated.

On May 19, 2011 the board of directors of the Company authorized the issuance of 15,000 shares of its common stock to Steven Ferris for cash consideration of $15,000 or $1.00 per share, which authorization was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

The Company complied with the exemption requirements of Section 4(2) of the Securities Act based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) the offeree has access to the kind of information which registration would disclose; and (3) the offeree is financially sophisticated.

On May 19, 2011 the board of directors of the Company authorized the issuance of 50,000 shares of its common stock to Paloma Capital Group, Inc., for cash consideration of $50,000, or $1.00 per share, which authorization was made in reliance upon the exemption from registration provided by Regulation S of the Securities Act.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfies all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering common shares only to one offeree who was outside the United States at the time of the offering, and ensuring that the offeree to whom the common shares were offered and authorized was a non-U.S. offeree with an address in a foreign country.

On June 14, 2011 the board of directors of the Company authorized the issuance of 840,465 shares of its common stock and 420,233 share purchase warrants to the following ten entities and individuals pursuant to an offering of up to 4,000,000 shares and warrants at $1.00 for one share and one half share purchase warrant, or an aggregate of $840,465, which whole warrants allow the grantees to purchase one share of the Company's common stock for $1.50 within two years of the date of grant, in reliance upon the exemptions from registration provided by Section 4(2), Regulation D and Regulation S of the Securities Act:

Name	Consideration	Shares	Warrants	Exemption
Syndicate Consulting, Inc.	$30,000	30,000	15,000	Reg D
Hermann Buschor	$30,000	30,000	15,000	4(2)/Reg D
Costas Takkas	$40,000	40,000	20,000	Reg S
Kosson Ventures Inc.	$165,000	165,000	82,500	Reg S
Stratton SA	$65,465	65,465	32,733	Reg S
Green Chip SA	$50,000	50,000	25,000	Reg S
Mark Sullivan	$115,000	115,000	57,500	4(2)/Reg D
Orsa & Company	$15,000	15,000	7,500	Reg D
Thomas Shea	$100,000	100,000	50,000	Reg D
Sonoro Invest SA	$200,000	200,000	100,000	Reg S

The Company complied with the exemption requirements of Section 4(2) of the Securities Act based on the following factors: (1) the issuances and grants were isolated private transactions by the Company which did not involve a public offering; (2) the offerees have access to the kind of information which registration would disclose; and (3) the offerees are financially sophisticated.

The Company complied with the requirements of Regulation D of the Securities Act by: (i) foregoing any general solicitation or advertising to market the securities; (ii) selling only to accredited investors; (iii) having not violated antifraud prohibitions with the information provided to the investors; (iv) being available to answer questions by the investors; and (v) issuing restricted securities to the investors.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering common shares to a limited number of offerees who were outside the United States at the time of the offering, and ensuring that the offerees to whom the common shares and warrants were offered and authorized were non-U.S. offerees with addresses in foreign countries.

ITEM 11.   DESCRIPTION OF THE REGISTRANT'S SECURITIES

Common Stock

Our authorized capital stock consists of 2,500,000,000 shares of common stock, par value $0.0001 per share. The holders of our common stock:

- have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
- are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
- do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
- are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our articles of incorporation, bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control. 78.378 through 78.3793 of the Nevada Revised Statutes relates to control share acquisitions that may delay or make more difficult acquisitions or changes in our control, however, which only apply when we have 200 or more stockholders of record, at least 100 of whom have addresses in the state of Nevada appearing on our stock ledger and we do business in this state directly or through an affiliated corporation. Neither of the foregoing events seems likely will occur. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do business in the state of Nevada in the future. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the articles of incorporation and bylaws of the corporation, we shall indemnify any person who was, or is threatened to be made, a party to a proceeding by reason of the fact that he or she (i) is or was a director, officer, employee or agent of the Company, or (ii) while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee, agent or similar functionary of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under the Revised Statutes of the State of Nevada, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Company or elects to continue to serve as a director or officer of the Company. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

Regarding indemnification for liabilities arising under the Securities Act which may be permitted for directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Item 9.01 of this Form 8-K.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements on accounting and financial disclosures from the inception of our company through the date of this Report.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

See Item 9.01 of this Form 8-K.

<p align="center">END OF FORM 10 DISCLOSURE</p>

Item 2.01(f) of Form 8-K states that if the registrant was a shell company like we were immediately before the transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10. The foregoing Items enumerated 1 through 15 are intended to satisfy and relate such information required by Item 2.01(f) for Form 8-K. The following enumerated Items relate to this current report on Form 8-K.

ITEM 5.06   CHANGE IN SHELL COMPANY STATUS

As a result of exercising the Initial Option to take a 51% interest in MesoCoat, the registrant is no longer a shell corporation as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes a press release attached to this current report in Item 9.01 as Exhibit 99(iv) which is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. The press release relates to the Company's exercise of the Initial Option. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934, as amended, or the Securities Act, only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(a)   *Financial Statements of Businesses Acquired*.

In accordance with Item 9.01(a), the following financial statements are included herewith:

- MesoCoat's unaudited financial statements for the nine months ended February 28, 2011 and 2010 are filed herewith as exhibit 99(i).
- MesoCoat's audited financial statements for the years ended May 31, 2010 and 2009 are filed herewith as exhibit 99(ii).
- The Company's unaudited financial statements for the nine months ended February 28, 2011 and 2010 are included by reference to the Company's Form 10-Q filed on April 19, 2011, with the Commission.
- The Company's audited financial statements for the years ended May 31, 2010 and 2009 are included by reference to the Company's Form 10-K filed on December 21, 2010, with the Commission.

(b)   *Pro Forma Financial Information.*

In accordance with Item 9.01(b), the following pro forma financial information is included herewith:

- Unaudited pro forma financial information for the nine months ended February 28, 2011, and unaudited pro forma financial information for the fiscal year ended May 31, 2010, is filed herewith as exhibit 99(iii).

(c)   *Shell Company Transactions.*

The terms of the Investment Agreement were previously announced on a current report on Form 8-K as filed with the Commission on December 17, 2009. A copy of the agreement was attached thereto and is hereby incorporated by this reference. The terms of the amendment to the Investment Agreement were previously announced on a current report on Form 10-Q as filed with the Commission on January 19, 2011. A copy of the amendment was attached thereto and is hereby incorporated by this reference. All references to these agreements are qualified, in their entirety, by the text of such exhibits.

(d)   *Exhibits.*

The exhibits hereto are detailed on page 56.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abakan Inc.   *Date*

By: <u>/s/ Robert H. Miller</u>   July 13, 2011
Name: Robert H. Miller
Title: Chief Executive Officer

EXHIBITS

Exhibit No.   *Exhibit Description*

3(i)*	Certificate of Incorporation of the Company and Certificate of Amendment, incorporated hereto by reference to the Form SB-2, filed with the Commission on June 19, 2007.
3(ii)*	Bylaws of the Company, incorporated hereto by reference to the Form SB-2, filed with the Commission on June 19, 2007.
10(i)*	Articles of Merger dated November 9, 2009, incorporated hereto by reference to the Form 8-K filed with the Commission on December 9, 2009.
10(ii)*	Agreement and Plan of Merger dated November 9, 2009, incorporated hereto by reference to the Form 8-K filed with the Commission on December 9, 2009.
10(iii)*	Consulting agreement dated December 1, 2009, between the Company and Mr. Greenbaum, incorporated hereto by reference to the Form 8-K filed with the Commission on May 28, 2010.
10(iv)*	Investment Agreement dated December 9, 2009, between the Company, MesoCoat and Powdermet, incorporated hereto by reference to the Form 8-K filed with the Commission on December 17, 2009.
10(v)*	Agreement dated April 30, 2010 between the Company and Mr. Buschor, incorporated hereto by reference to the Form 8-K filed with the Commission on May 11, 2010.
10(vi)*	Stock Purchase Agreement dated June 29, 2010 between the Company and Kennametal, incorporated hereto by reference to the Form 8-K filed with the Commission on September 15, 2010.
10(vii)*	Employment agreement dated August 20, 2010, between the Company and Mr. Takkas, incorporated hereto by reference to the Form 8-K filed with the Commission on August 26, 2010.
10(viii)*	Amendment No. 1 to Stock Purchase Agreement between the Company and Kennametal dated September 7, 2010, incorporated hereto by reference to the Form 8-K filed with the Commission on September 15, 2010.
10(ix)*	Amendment to the Investment Agreement dated December 8, 2010, between the Company, MesoCoat and Powdermet, incorporated hereto by reference to the Form 10-Q filed with the Commission on January 19, 2011.
10(x)	Amendment No. 2 to Stock Purchase Agreement between the Company and Kennametal dated January 19, 2011.
10(xi)*	Accord and Satisfaction Agreement dated March 21, 2011 between the Company and Kennametal, Inc., incorporated hereto by reference to the Form 8-K filed with the Commission on March 25, 2011.
10(xii)*	Assignment Agreement dated August 25, 2011 with Polythermics LLC and MesoCoat, incorporated hereto by reference to the Form 10-Q filed with the Commission on April 19, 2011.
21	Subsidiaries of the Company.
99(i)	MesoCoat's financial statements and notes for the unaudited periods ended February 28, 2011 and 2010.
99(ii)	MesoCoat's financial statements and notes for the audited periods ended May 31, 2010 and 2009.
99(iii)	Pro forma financial information for the periods ended February 28, 2011 and 2010 and for the periods ended May 31, 2010 and 2009.
99(iv)	Press release announcing the Company's exercise of its initial option to acquire a majority interest in MesoCoat.

*   Incorporated by reference to previous filings of the Company.

Exhibit 10(x)

AMENDMENT NO. 2

TO

STOCK PURCHASE AGREEMENT

AMENDMENT NO. 2 to the **STOCK PURCHASE AGREEMENT** dated as of the 28th day of June, 2010 (the "Stock Purchase Agreement") by and between KENNAMETAL INC., a Pennsylvania corporation with its principal offices at 1600 Technology Way, Latrobe, Pennsylvania 15650 ("Kennametal") and ABAKAN INC., a Nevada corporation with its principal offices at 2829 Bird Avenue, Miami, Florida 33180 ("Buyer"). This Amendment shall be effective as of January 19, 2011 (the "Amendment Date").

RECITALS:

WHEREAS, Kennametal and Buyer are parties to the Stock Purchase Agreement, as amended by Amendment No. 1 effective as of June 28, 2010; and

WHEREAS, Amendment No. 1 set forth provisions for the payment of the Purchase Price in installments, as well as certain other provisions relating to, among other things, liquidated damages and termination of the Stock Purchase Agreement;

WHEREAS, Buyer has been unable to meet the schedule of installment payments set forth in Amendment No. 1 and has requested an extension of the schedule, and Kennametal is willing to extend the schedule on the terms set forth within; and

THEREFORE, Kennametal and Buyer desire to further amend the Stock Purchase Agreement to modify the Purchase Price provisions and certain additional provisions;

In consideration of the mutual agreements, covenants, representations and warranties contained herein, and in reliance thereon, Kennametal and Buyer, intending to be legally bound, hereby agree as follows:

1.1   Amended Language. The parties hereby agree to amend Section 1 (b) of the Stock Purchase Agreement by deleting it in its entirety and replacing it with the following:

"(b)   Purchase Price. As total consideration for the Shares, Buyer shall pay Kennametal the sum of $1,650,000 (the "Purchase Price") in accordance with the terms of this Section 1(b). The Purchase Price shall be paid in installments as follows: the first non-refundable installment in the amount of $500,000 was paid to Kennametal in September 2010 and Kennametal acknowledges its receipt of the same. The remaining $1,150,000 shall be due and payable by no later than January 31, 2011. Payment for the final installment of the Purchase Price or any liquidated damages, as described below, shall be made in immediately available funds by wire transfer to an account designated by Kennametal in writing to Buyer.

Exhibit 10(x)

(i)   In the event that Buyer is unable to pay the Purchase Price in full by January 31, 2011, Buyer agrees to pay, as liquidated damages to Kennametal and in addition to the balance of the Purchase Price then due and payable, an amount equal to $250,000, which amount is due and payable immediately, and in any event by no later than February 2, 2011. The remaining $1,150,000 shall be due and payable by no later than the close of business on February 15, 2011.

(ii)   Buyer agrees that the Purchase Price, plus any liquidated damages that become due and payable, shall be paid in full no later than February 15, 2011 (the "Termination Date"). If the Purchase Price and all amounts that become due and payable under this Agreement are not paid in full and the Closing has not occurred by the Termination Date, Kennametal may terminate this Agreement. Kennametal will retain any and all amounts paid hereunder as a non-refundable installment or liquidated damages and will otherwise be entitled to pursue any rights or remedies available to it."

1.2   Amended Language. The parties hereby agree to amend Section 1(d) by deleting it in its entirety and replacing it with the following:

"(d) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Kennametal in Latrobe, Pennsylvania, commencing at 10:00 a.m. local time on the date upon which the Purchase Price is paid in full, but no later than the Termination Date."

1.3   Amended Language. The parties hereby agree to amend Section 1 (f) by deleting it in its entirety and replacing it with the following:

"(f)   Deliveries on Amendment Date and Closing. On the Amendment Date, Buyer will deliver to Kennametal a fully executed copy of Amendment No. 2, and Kennametal will deliver to Buyer a fully executed copy of Amendment No. 2. At or prior to the Closing, Buyer will deliver to Kennametal the balance of the Purchase Price, together with any liquidated damages then due and payable, and Kennametal will deliver to Buyer the stock certificate(s) representing the Shares, duly endorsed in blank or accompanied by valid stock powers to effect the transfer."

1.4   Remainder of Agreement in Full Force and Effect. All other provisions of the Stock Purchase Agreement remain in full force and effect.

1.5   Counterparts. This Amendment No. 2 may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Exhibit 10(x)

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be duly executed as of the date first written above.

KENNAMETAL INC.

By: */s/ Frank P Simpkins*
Name: Frank P. Simpkins
Title: Vice President and Chief Financial Officer

Date: January 19, 2011

ABAKAN INC.

By: */s/ Robert Miller*
Name: Robert Miller
Title: Chief Executive Officer

Date: January 19, 2011

Signature Page to Amendment No. 2

Exhibit 21

SUBSIDIARIES OF ABAKAN INC.



Exhibit 99(i)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
February 28, 2011

TABLE OF CONTENTS

Exhibit 99(i)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED BALANCE SHEETS

	February 28, 2011	May 31, 2010
	(unaudited)	(audited)
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 801,250	$ 941,076
Accounts receivable	87,988	36,791
Prepaid expense (Note E)	2,500	-
Total Current Assets	891,738	977,867
PROPERTY & EQUIPMENT, net (Note F)	793,953	282,776
OTHER ASSETS		
Patents and licenses, net (Note G)	134,909	93,798
Financing fees, net	4,192	5,506
	139,100	99,304
	$ 1,824,791	$ 1,359,948
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 256,001	$ 54,469
Accounts payable - related party	-	18,455
Current portion - capital lease obligation (Note J)	12,262	10,950
Accrued liabilities	32,405	46,351
Short term debt and accrued interest (Note H)	323,147	274,126
Total Current Liabilities	623,815	404,351
LONG TERM LIABILITIES		
Long term debt, net of discount (Note I)	69,024	65,626
Capital lease obligation, net of current portion (Note J)	12,986	22,353
Total Long Term Liabilities	82,010	87,979
TOTAL LIABILITIES	705,825	492,330
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY (Note L)		
Common stock, $.01 par value, 2,000,000 and 2,000,000 shares authorized, 229,334 issued and outstanding as of February 28, 2011 and May 31, 2010, respectively	2,293	2,293
Paid in capital	1,520,469	1,518,903
Stock issuable	1,260,000	-
Retained (deficit) accumulated during the development stage	(1,663,796)	(653,578)
Total Stockholders' Equity	1,118,966	867,617
	$ 1,824,791	$ 1,359,948

The accompanying condensed notes are an integral part of these financial statements.

Exhibit 99(i)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended February 28,		For the Nine Months Ended February 28,		Cumulative from May 18, 2007 (Inception) to February 28, 2011
	2011	2010	2011	2010	
REVENUES					
Commercial	$ 28,730	$ 4,000	$ 41,226	$ 5,543	$ 59,734
Contract and grants	716,699	95,908	1,278,550	300,946	2,082,079
Other income	12,159	3,044	22,317	6,816	27,731
	757,589	102,952	1,342,094	313,305	2,169,545
COST OF REVENUES	550,162	271,559	1,548,736	378,878	2,248,325
GROSS PROFIT	207,426	(168,607)	(206,642)	(65,573)	(78,781)
EXPENSES					
General and Administrative					
Salaries & wages	73,255	25,698	202,101	32,509	330,994
Payroll taxes	31,815	11,092	67,754	23,020	117,749
Recruiting	-	41,668	-	41,668	156,185
Consultants	61,342	-	137,376	18,090	110,436
Other	133,461	37,588	311,797	76,721	608,744
Interest expense	5,154	7,909	17,598	14,388	55,038
Depreciation and amortization	9,286	13,178	26,907	13,178	60,548
Amortization of Note Discount	13,348	13,348	40,044	35,218	139,321
Disposal of assets	-	-	-	-	6,000
Total expenses	327,661	150,481	803,577	254,792	1,585,015
NET INCOME (LOSS)	$ (120,235)	$ (319,088)	$ (1,010,219)	$ (320,365)	$ (1,663,796)
NET INCOME (LOSS) PER SHARE	$ (0.52)	$ (1.44)	$ (4.41)	$ (1.84)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	229,334	222,282	229,334	173,829	

The accompanying condensed notes are an integral part of these financial statements.

3

Exhibit 99(i)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended February 28,		Cumulative from May 18, 2007 (Inception) to February 28,
	2011	2010	2011
OPERATING ACTIVITIES			
Net (loss) income	$ (1,010,219)	$ (320,365)	$ (1,663,796)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortization	63,554	45,752	190,846
Amortization of deferred finance fees	1,314	1,022	4,381
Loss on disposal of equipment	-	-	6,000
Stock based compensation	1,567	1,467	5,273
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(51,195)	4,380	(87,988)
Decrease (increase) in prepaid expenses	(2,500)	-	(2,500)
Increase (decrease) in accounts payable	183,076	41,924	256,002
Interest accrued on short term debt	12,375	12,125	38,850
Increase (decrease) in accrued liabilities	(13,946)	8,172	32,404
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(815,973)	(205,523)	(1,220,527)
INVESTING ACTIVITIES:			
Purchases of machinery and equipment	(534,096)	(50,604)	(849,345)
Capitalized patents and licenses	(45,099)	(20,593)	(146,065)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(579,195)	(71,197)	(995,410)
FINANCING ACTIVITIES			
Proceeds from convertible notes	-	-	220,000
Borrowings of long term debt	3,398	25,321	70,557
Borrowing on capital lease obligations	-	-	46,700
Payment on capital lease obligations	(8,056)	(7,015)	(22,986)
Payments of financing fees	-	-	(8,574)
Net proceeds from sale of common stock	1,260,000	1,364,990	2,711,490
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,255,342	1,383,296	3,017,187
NET INCREASE (DECREASE) IN CASH	(139,826)	1,106,576	801,250
CASH, BEGINNING OF PERIOD	941,076	75,779	-
CASH, END OF PERIOD	$ 801,250	$ 1,182,355	$ 801,250
SUPPLEMENTAL CASH INFORMATION			
Cash paid during the period for interest	$ 17,448	$ 15,829	$ 25,006
SUPPLEMENTAL NON-CASH TRANSACTIONS			
Assets contributed for capital	$ -	$ -	$ 85,000
Equipment purchased through a capital lease arrangement	$ -	$ -	$ 46,950

The accompanying condensed notes are an integral part of these financial statements.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE A – BUSINESS

Nature of operations

MesoCoat, Inc. (the Company, we, our, or us) is in the business of developing commercialization coating solutions using nanotechnology, is in the development stage as defined under FASB ASC 915-10, "Development Stage Entities". The financial statements presented include the operations of the Company since inception. The Company is currently in the development stage, as operations consist primarily of research and development expenditures, and revenues from planned principal operations have not yet been realized. The company has invested heavily in intellectual property and machinery and equipment to initiate the research and development of the core technology. Currently, our revenue consists almost entirely of government grants and cooperative reimbursement agreements.

Background

The Company was incorporated as a wholly owned subsidiary of Powdermet, Inc. on May 18, 2007 as Powdermet Coating Technologies, Inc (a Nevada corporation). Operations began in 2008 and effective March 31, 2008 the Company was renamed MesoCoat, Inc. Future success of operations is subject to several technical hurdles and risk factors, including satisfactory product development, regulatory approval and market acceptance of the Company's products and the Company's continued ability to obtain future funding.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In the opinion of management, the accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position as of February 28, 2011, and the results of its operations and cash flows for the three and nine months ended February 28, 2011, have been made. Operating results for the nine months ended February 28, 2011 are not necessarily indicative of the results that may be expected for the year ended May 31, 2011.

These condensed financial statements should be read in conjunction with the financial statements and notes for the year ended May 31, 2010.

Development Stage Enterprise

At February 28, 2011, the Company's business operations had not fully developed and the Company is highly dependent upon funding and therefore is considered a development stage enterprise.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Reclassifications

Certain amounts in the period ended February 28, 2010 financial statements have been reclassified to conform to the current period ended February 28, 2011 presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

NOTE C – GOING CONCERN

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have sustained operating losses since our inception.

As of February 28, 2011 we have an accumulated deficit of $1,663,796, a working capital surplus of $267,923 and a stockholders' surplus of $1,118,966, but these will not be sufficient to fund our business plan for the next twelve months. During the nine months ended February 28, 2011 we had a net loss of $1,010,218 and cash used in operating activities of $815,973. Our ability to continue in existence is dependent on our ability to develop additional sources of capital, and/or achieve profitable operations and positive cash flows. Management's plan is to aggressively pursue its present business plan. Since inception we have funded our operations through the issuance of common stock, related party loans and advances, and government grants, and will seek additional debt or equity financing as required. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE D – RECENT ACCOUNTING PRONOUNCEMENTS

We have examined all recent accounting pronouncements and believe that none of them will have a material impact on the financial statements of our company.

NOTE E – PREPAID EXPENSES

Prepaid expenses consist of the following at February 28, 2011:

Name	Description		Amount
HAHN LOESER & PARKS, LLP	Retainer on Legal services	$	2,500
	Total	$	2,500

There were no prepaid expenses at May 31, 2010.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	February 28, 2011	May 31, 2010
Machinery and equipment	$ 241,310	$ 229,095
Construction in process – assets	562,737	45,099
Computer equipment and office furniture	10,762	9,514
Leasehold improvements	28,536	25,541
	843,345	309,249
Less accumulated depreciation	(49,392)	(26,473)
	$ 793,953	$ 282,776

Depreciation expense was $22,919 and $10,757 for the nine months ended February 28, 2011 and 2010, respectively.

Property and equipment under capital leases totaled $37,560 and $41,082, net of accumulated amortization, at February 28, 2011 and May 31, 2010, respectively. Amortization of assets held under capital leases is included within depreciation and amortization expense.

In the nine months ended February 28, 2011, we expended $517,638 on "Construction in Process" assets and will capitalize the asset when it is ready to be placed in service and begin the appropriate depreciation at that time. In the nine months ended February 28, 2011, we purchased $1,248 in office equipment, $12,215 in machinery and equipment, and $2,995 in leasehold improvements.

NOTE G - PATENTS AND LICENSES

Patents and licenses consist of the following:

	February 28, 2011	May 31, 2010
Patents and Licenses	$ 146,064	$ 100,965
	146,064	100,965
Less accumulated amortization	(11,155)	(7,167)
	$ 134,909	$ 93,798

Amortization expense was $3,988 and $2,421 for the nine months ended February 28, 2011 and 2010, respectively. In the nine months ended February 28, 2011, we have capitalized an additional $45,099 on patents and licenses, and have begun amortizing those according to our policy.

Estimated amortization expense at February 28, 2011 for the next five years is approximately $5,322 each year.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE H - SHORT-TERM DEBT

Convertible promissory notes

As of February 28, 2011 and May 31, 2010, the Company had a balance outstanding net of discount of debt of $105,990 and $69,344, respectively, of bridge funding from a non-profit organization specializing in venture development. This note was executed on July 22, 2008, and we received two payments of proceeds totaling $220,000. On the event of a change of control or a capital investment, the note holder has the option to convert the outstanding balance and the accrued interest owed to shares of our Common Stock at a price determined by a computation defined in the senior secured convertible promissory note agreement. The conversion feature contains a provision to take the total of the outstanding balance add the outstanding interest and multiply by a multiple of between, 1.3 and 2.0, depending upon the date of the closing of the investment, and divide by the purchase price of the closing equity transaction. We have analyzed these notes per "Debt with Conversion and other Options" (ASC 470-20), and have determined that this constitutes a beneficial conversion feature (BCF), accordingly, we have computed a BCF amount of $66,000 and have recorded this as a portion of the discount on debt. We used the multiple of 1.3 as the multiple to compute our BCF, since the discount is limited to the face value of the note, and after the following described acceleration multiple, only leaves available this amount to use. Based upon these assumptions and the equity transaction discussed in Note L, below, we will use the share price of $32.50 per share of common stock; as of February 28, 2011, this note would be convertible to approximately 14,336 shares of our common stock.

In addition to the above Conversion feature, there is an acceleration clause upon a business combination of greater than 50% of our company. On December 10, 2009, we entered into such an agreement to sell a majority of our company to an unrelated entity, as discussed in Note L, this stock transaction represents the first option of a possible tiered stock sale. The same entity is in process to close the next round of the stock purchase that will bring their ownership over 50%, accordingly we have computed a Contingent loss liability of $178,308, and have recorded this as a discount on debt and are amortizing this and the additional amount of $66,000 from the above BCF over the life of the note, sixty months. Accordingly we will amortize $4,072 per month for the discount on debt. In the nine months ended February 28, 2011 and 2010, we amortized $36,646 and $32,574, respectively, and this is reflected in amortization of note discount in the accompanying statement of operations. As of February 28, 2011 and May 31, 2010, there remains a balance of discount on debt $114,011 and $150,656, respectively.

These notes rank senior to equity instruments of the Company in all respects including, but not limited to, liquidation, sale or merger preference, redemption, or dividend and interest rights. These notes are secured by the intellectual property and all assets of the company. We have classified these notes as Short term due to the above discussed callable feature, since we plan on completing an equity transaction that could trigger the feature.

The notes accrue interest at 7.5% per annum, compounded quarterly. Interest expense for this note for the nine months ended February 28, 2011 and 2010 was $12,375 and $12,125, respectively. Cumulative interest of $38,850 and $26,475 is accrued at February 28, 2011 and May 31, 2010, respectively, and is included in short-term debt. The Company has paid no interest related to these convertible debts. The notes mature July 22, 2013.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE H - SHORT-TERM DEBT - continued

As of February 28, 2011 and May 31, 2010, short term debt consisted of the following:

	February 28, 2011		May 31, 2010
Jumpstart Principal	$	220,000	$	220,000
Jumpstart Discount on Debt		(114,011)		(150,656)
Jumpstart Contingent Loss on Debt		178,308		178,308
Jumpstart accrued interest		38,850		26,475
	$	323,147	$	274,126

NOTE I - LONG-TERM DEBT

Term loan

The Company obtained a loan from the County of Cuyahoga, Ohio for $60,000 in July 2008. The loan bears interest at a rate of 0% per annum for the first three years and 3.5% per annum of the outstanding principal balance for the remaining seven years. The loan is collateralized by certain intellectual property of the Company. Principal and interest payments of approximately $800 are due monthly beginning August 2011. The loan matures July 10, 2018.

According to *"Imputed Interest"* (ASC 835-30-25), we have calculated imputed interest of 7.5% on the above note, and capitalized the amount of $42,250 with the principal amount of $60,000, and have recorded a debt discount of $42,250. As of February 28, 2011 and 2010, we amortized $3,398 and $3,589, respectively. As of February 28, 2011 and May 31, 2010, the balance of discount on debt is $33,226 and $36,624, respectively.

As of February 28, 2011 and May 31, 2010, long term debt consisted of the following:

	February 28, 2011		May 31, 2010
Magnet – CUY Note Principal	$	102,250	$	102,250
Magnet Discount on Debt		(33,226)		(36,624)
	$	69,024	$	65,626

NOTE J – LEASES

The Company leases machinery and equipment under a capital lease arrangement, which expires December 2012.

The Company leases its office and laboratory space from a related party. The lease expired June 30, 2010 and has subsequently been extended on a month to month basis. In March 2010, the Company entered into noncancellable operating leases covering a corporate apartment and vehicle, which expire March 2011 and March 2012, respectively.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE J – LEASES - continued

Total expense related to the operating leases was $50,400 and $1,800 for the nine months ended February 28, 2011 and 2010. Interest expense for this lease for the nine months ended February 28, 2011 and 2010 was $3,723 and $6,772, respectively.

Minimum annual rental commitments are as follows at February 28, 2011:

	Capital Leases	Operating
2011	$ 3,816	$ 11,448
2012	15,264	1,190
2013	10,176	0
Total minimum lease payments	29,256	12,638
Less amount representing interest	4,008	
Present value of net minimum capital lease	25,248	
Less current maturities	12,262	
Long-term obligations under capital leases	$ 12,986	

NOTE K – GRANTS

The Company has applied for and received certain grants since inception as a funding source for its operation. In general, the Company incurs various research and development costs and administrative costs and recovers a portion of these costs from the grantor. Research and development costs for the nine months ended February 28, 2011 and 2010, were $659,184 and $124,029, respectively. Revenue associated with grants is as follows for the nine months ended February 28:

	2011	2010	Total since inception
Department of Energy	$ 870,454	$ 248,244	$ 1,583,552
Department of Commerce	408,096	-	408,096
Edison Material Technology Center	-	52,702	90,431
Total grants	$ 1,278,550	$ 300,946	$ 2,082,079

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE L – CAPITALIZATION

Common Shares - Authorized

The Company has 2,000,000 common shares authorized at a par value of $0.01 per share as of February 28, 2011, and 2010. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all the directors of the Company.

Common Stock Issuances

For the nine months ended February 28, 2011 and 2010, we had outstanding 229,334 and 229,334 shares of our common stock, respectively. For the nine months ended February 28, 2011 and 2010, we issued the following shares:

During December 2009, the Company issued 79,334 shares of common stock at a price of $17.65 per share for a total amount of $1,400,030. After deducting issuance costs of $35,040, we received net cash proceeds of $1,364,990. The stockholder agreement, described below, allows for future issuance of shares of the common stock at a fixed price.

Share Purchase – Investment Agreement

On December 11, 2009 we entered into an Investment Agreement ("Agreement") with Abakan, Inc., ("Abakan") and Powdermet Inc., our majority shareholder. Pursuant to the Agreement, Abakan subscribed to a fully diluted thirty four percent (34%) equity interest in our common stock in exchange for $1,400,000 and a series of options to acquire up to one hundred percent (100%) of our common stock on the satisfaction of certain conditions. The closing of the Agreement also entitled the Company to appoint two directors to our Company's five person board of directors.

The initial option entitles Abakan to subscribe to an additional seventeen percent (17%) equity interest in our common stock in exchange for two million eight hundred thousand dollars ($2,800,000) within twelve (12) months of the closing date of the Agreement. Exercise of the initial option would increase Abakan's holdings to a fully diluted fifty one percent (51%) of our common stock and entitle Abakan to offer an independent director to serve as one of the five appointed to our board of directors. Further, the exercise of the initial option would cause the Shareholders Agreement, executed concurrently with the Agreement, to become effective. The Shareholders Agreement governs the actions of our shareholders in certain aspects of corporate action and creates an obligation for existing shareholders and any new shareholders to be bound in like manner. The second option entitles Abakan to subscribe to an additional twenty four percent (24%) equity interest in our common stock in exchange for sixteen million dollars ($16,000,000) within twelve (12) months of the exercise of the initial option. Exercise of the second option would increase Abakan's holdings to a fully diluted seventy five percent (75%) of our common stock and entitle Abakan's management to appoint a fourth director to our five person board of directors. The third option entitles outside shareholders of our common stock, for a period of twelve (12) months after the exercise of the second option, to cause Abakan to pay an aggregate amount of fourteen million six hundred thousand dollars ($14,600,000) payable in shares of the Abakan's common stock or a combination of cash and stock, as provided in the Agreement, in exchange for all remaining shares of our common stock, on a fully diluted basis, not then held by Abakan. As of the year ended, May 31, 2010, Abakan made the initial investment of $1,400,030 less offering costs of $35,040 for a thirty – four (34) percentage ownership of MesoCoat, Inc.

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE L – CAPITALIZATION - continued

As of the nine months ended February 28, 2011, we received from Abakan $1,260,000, which is partial payment on the round two investments, discussed above and is reflected as stock issuable on the accompanying financials.

NOTE M - LICENSE AGREEMENT — RELATED PARTY

The Company has a license agreement with Powdermet, Inc, a shareholder, which grants the Company an exclusive license to the use of technical information, proprietary know-how, data and patent rights assigned to and/or owned by Powdermet, Inc. The agreement will end upon the last to expire valid claim of licensed patents, unless terminated earlier within the terms of the agreement.

As part of the agreement, the Company has a commitment to purchase consumable powders from Powdermet, Inc. through July 1, 2013. Also, as part of the agreement the Company will receive technology transition, maintenance, installation and facility support on a cost reimbursement basis. Total expense related to the cost reimbursement was $117,110 and $22,525 for the nine months ended February 28, 2011 and 2010, respectively. At February 28, 2011 and May 31, 2010, $-0- and $18,455, respectively, of reimbursement costs are included in accounts payable.

NOTE N - PATENT LICENSE AGREEMENT

The Company has an exclusive commercial patent license agreement with a third party which requires the Company to invest in the research and development of technology and the market for products by committing to a certain level of personnel hours and $350,000 of expenditures.

The patent license agreement required a $10,000 execution fee in 2009 and requires a $40,000 execution fee upon the achievement of a certain milestone as defined in the agreement.

The patent license agreement requires royalty payments equal to 2.5% of net sales of the product sold by the Company beginning after the first commercial sale. For the first calendar year after the achievement of a certain milestone and the following two calendar years during the term of the agreement, the Company will pay a minimum annual royalty payment of $10,000, $15,000 and $20,000 respectively. No royalty payments have been made through February 28, 2011.

NOTE O - STOCK OPTION PLAN

The Company's stock option plan is intended to advance the interest of the Company and its shareholders by enhancing the Company's ability to attract and retain employees, directors and consultants, to provide such individuals with a proprietary interest in the Company and to stimulate the interest of those individuals in the development and financial success of the Company. The plan is administered by the Board of Directors of the Company. Options granted under the plan can be either incentive stock options or non-qualified stock options. The Plan authorizes the issuance of a maximum of 9,000 shares of the Company's Common Stock. The weighted average remaining contractual life of all currently outstanding options is 4.6 years. These options have a term of 6 years and will expire beginning August 2014 through November 2014.

Exhibit 99(i)

<p style="text-align:center;">MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010</p>

NOTE O - STOCK OPTION PLAN - continued

The fair value of options at the date of grant was estimated using the Black-Scholes option- pricing model with the following principal assumptions:

Risk-free interest rate	2.56% - 3.23%
Expected life (years)	6 years
Expected volatility	225.0%
Expected dividends	None

The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the approximate expected life of the option. The expected stock price volatility rates are based on comparable companies.

On August 14, 2008, we granted to one of our employees 3,200 stock options with an exercise price of $2.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date. On November 7, 2008, we granted to another of our employees 1,000 stock options with an exercise price of $1.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date.

A summary of the options granted to employees and non-employees under the plan and changes during the nine months ended February 28, 2011 and May 31, 2010 is presented below:

	Number of Options		Weighted Average Exercise Price		Aggregate Fair Value
Balance at June 1, 2009	4,200	$	1.95	$	8,358
Granted	-		0.00		-
Exercised	-		0.00		-
Forfeited or Expired	-		0.00		-
Balance at May 31, 2010	4,200	$	1.95	$	8,358
Exercisable at May 31, 2010	1,050	$	1.99	$	2,090
Weighted average fair value of options granted during the year		$	0.00		
Balance at June 1, 2010	4,200	$	1.95	$	8,358
Granted	-		0.00		-
Exercised	-		0.00		-
Forfeited or Expired	-		0.00		-
Balance at February 28, 2011	4,200	$	1.95	$	8,358
Exercisable at February 28, 2011	2,100	$	1.99	$	4,179
Weighted average fair value of options granted during the year		$	0.00		

Exhibit 99(i)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the three and nine months ended February 28, 2011 and 2010

NOTE O - STOCK OPTION PLAN - continued

The following table summarizes information about employee stock options under the 2009 Plan outstanding at February 28, 2011:

Range of Exercise Price	Number Outstanding at May 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Fair Value	Number Exercisable at May 31, 2010	Weighted Average Exercise Price	Aggregate Fair Value
		Options Outstanding			**Options Exercisable**		
$ 1.00	1,000	4.00 Years	$ 1.96	$ 1,992	500	$ 1.99	$ 996
$ 2.00	3,200	4.00 Years	$ 1.95	$ 6,366	1,600	$ 1.98	$ 3,183
	4,200	2.00 Years	$ 1.95	$ 8,358	2,100	$ 1.99	$ 4,179

The total value of employee and non-employee stock options granted during the years ended May 31, 2010 and 2009, was $-0- and $8,358, respectively. During nine months ended February 28, 2011 and 2010, the Company recorded $1,567 and $1,467, respectively, in stock-based compensation expense relating to stock option grants.

At February 28, 2011 there was $3,086 of total unrecognized compensation cost related to stock options granted under the plan. That cost is expected to be recognized pro rata through January 25, 2014.

NOTE P– SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification (ASC) topic 855-10 "Subsequent Events", the Company has evaluated subsequent events through the date which the financial statements were available to be issued. The Company has determined that there were no such events that warrant disclosure or recognition in the financial statements.

Exhibit 99(ii)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
May 31, 2010

TABLE OF CONTENTS

Page

Financial Statements:

Exhibit 99(ii)

SEALE AND BEERS, CPAs
PCAOB & CPAB REGISTERED AUDITORS
www.sealebeers.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
MesoCoat, Inc
(A Development Stage Enterprise)

We have audited the accompanying balance sheets of MesoCoat, Inc. (A Development Stage Enterprise) as of May 31, 2010 and 2009 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended May 31, 2010 and 2009, and since inception on May 18, 2007 through May 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MesoCoat, Inc. (A Development Stage Enterprise) as of May 31, 2010 and 2009 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended May 31, 2010 and 2009, and since inception on May 18, 2007 through May 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has incurred recurring losses and recurring negative cash flow from operating activities, and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Seale and Beers, CPAs

Seale and Beers, CPAs
Las Vegas, Nevada
May 12, 2011

50 S. Jones Blvd. Suite 202 Las Vegas, NV 89107 Phone: (888)727-8251 Fax: (888)782-2351

Exhibit 99(ii)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEETS

	May 31, 2010	May 31, 2009
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 941,076	$ 75,779
Accounts receivable	36,791	62,902
Total Current Assets	977,867	138,681
PROPERTY & EQUIPMENT, net (Note C)	282,776	210,485
OTHER ASSETS		
Patents and licenses, net (Note D)	93,798	58,726
Financing fees, net	5,506	7,259
	99,304	65,984
	$ 1,359,948	$ 415,151
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 72,924	$ 23,024
Current portion - capital lease obligation (Note G)	10,950	9,417
Accrued liabilities	46,351	11,323
Short term debt and accrued interest (Note E)	274,126	209,015
Total Current Liabilities	404,351	252,779
LONG TERM LIABILITIES		
Long term debt, net of discount (Note F)	65,626	39,173
Capital lease obligation, net of current portion (Note G)	22,353	33,303
Total Long Term Liabilities	87,979	72,476
TOTAL LIABILITIES	492,330	325,256
STOCKHOLDERS' EQUITY (Note I)		
Common stock, $.01 par value, 2,000,000 and 200,000 shares authorized, 229,334 and 150,000 issued and outstanding as of May 31, 2010 and 2009, respectively	2,293	1,500
Paid in capital	1,518,903	152,617
Retained (deficit) accumulated during the development stage	(653,578)	(64,222)
Total Stockholders' Equity	867,617	89,895
	$ 1,359,948	$ 415,151

The accompanying condensed notes are an integral part of these financial statements.

3

Exhibit 99(ii)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENTS OF OPERATIONS

	For the Years Ended May 31,		Cumulative from May 18, 2007 (Inception) to May 31, 2010
	2010	**2009**	
REVENUES			
Commercial	$ 5,543	$ 12,965	$ 18,508
Contract and grants (Note H)	596,999	206,530	803,529
Other income	5,414	0	5,414
	607,956	219,496	827,452
COST OF REVENUES	677,008	125,077	802,085
GROSS PROFIT	(69,052)	94,419	25,367
EXPENSES			
General and Administrative			
Salaries & wages	110,870	18,023	128,893
Payroll taxes	38,534	11,462	49,996
Recruiting	116,938	39,247	156,185
Other	149,694	17,819	167,513
Interest expense	22,578	14,861	37,440
Depreciation and amortization	28,105	5,535	33,641
Amortization Note Discount	53,584	45,694	99,277
Disposal of assets	0	6,000	6,000
Total expenses	520,304	158,640	678,944
NET (LOSS)	$ (589,356)	$ (64,222)	$ (653,578)
NET (LOSS) PER SHARE	$ (3.14)	$ (0.43)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	187,819	150,000	

The accompanying condensed notes are an integral part of these financial statements.

Exhibit 99(ii)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENTS OF STOCKHOLDER'S EQUITY

	Transaction Date	Common Stock		Additional Paid-in Capital	Retained Deficit Accumulated During the Development Stage	Total
		Shares	Par Value			
Initial capitalization - issuance of common stock to founder in exchange for $1,500 in cash, $35,000 in property and $50,000 in intellectual property	4/24/2008	150,000	$ 1,500	$ 85,000	$ -	$ 86,500
Discount on debt for Jumpstart Note	7/22/2008			66,000		66,000
Stock based compensation				1,616		1,616
Net income					(64,222)	(64,222)
Balance, May 31, 2009		150,000	1,500	152,617	(64,222)	89,895
Issuance of common stock, net of issuance costs of $35,040	12/9/2009	79,334	793	1,364,197		1,364,990
Stock based compensation				2,089		2,089
Net income					(589,356)	(589,356)
Balance, May 31, 2010		229,334	$ 2,293	$ 1,518,903	$ (653,578)	$ 867,617

The accompanying condensed notes are an integral part of these financial statements.

Exhibit 99(ii)

MESOCOAT, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENTS OF CASH FLOWS

		For the Years Ended May 31,			Cumulative from May 18, 2007 (Inception) to May 31, 2010
		2010		**2009**	
OPERATING ACTIVITIES					
Net (loss) income	$	(589,356)	$ (64,222)	$	(653,578)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:					
Depreciation and amortization		76,968	50,325		127,292
Amortization of deferred finance fees		1,753	1,314		3,067
Loss on disposal of equipment		-	6,000		6,000
Stock based compensation		2,089	1,616		3,706
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable		26,110	(62,902)		(36,792)
Increase (decrease) in accounts payable		49,900	23,026		72,926
Interest accrued on long term debt		16,250	10,225		26,475
Increase (decrease) in accrued liabilities		35,027	11,323		46,350
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(381,259)	(23,295)		(404,554)
INVESTING ACTIVITIES:					
Purchases of machinery and equipment		(96,128)	(184,121)		(315,249)
Capitalized patents and licenses		(39,341)	(11,625)		(100,966)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(135,469)	(195,746)		(416,215)
FINANCING ACTIVITIES					
Proceeds from convertible notes		-	220,000		220,000
Borrowings of long term debt		27,986	39,173		67,159
Borrowing on capital lease obligations		-	46,700		46,700
Payment on capital lease obligations		(10,950)	(3,980)		(14,930)
Payments of financing fees		-	(8,574)		(8,574)
Net proceeds from sale of common stock		1,364,990	-		1,451,490
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		1,382,026	293,319		1,761,845
NET INCREASE (DECREASE) IN CASH		865,298	74,278		941,076
CASH, BEGINNING OF PERIOD		75,779	1,500		-
CASH, END OF PERIOD	$	941,076	$ 75,779	$	941,076
SUPPLEMENTAL CASH INFORMATION					
Cash paid during the year for interest	$	5,306	$ 2,252	$	7,558
SUPPLEMENTAL NON-CASH TRANSACTIONS					
Assets contributed for capital	$	-	$ -	$	85,000
Equipment purchased through a capital lease arrangement	$	-	$ 46,950	$	46,950

The accompanying condensed notes are an integral part of these financial statements.

6

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE A - Summary of significant accounting policies

Nature of operations

MesoCoat, Inc. (the Company, we, our, or us) is in the business of developing commercialization coating solutions using nanotechnology, is in the development stage as defined under FASB ASC 915-10, "Development Stage Entities".. The financial statements presented include the operations of the Company since inception. The Company is currently in the development stage, as operations consist primarily of research and development expenditures, and revenues from planned principal operations have not yet been realized. The company has invested heavily in intellectual property and machinery and equipment to initiate the research and development of the core technology. Currently, our revenue consists almost entirely of government grants and cooperative reimbursement agreements.

Background

The Company was incorporated as a wholly owned subsidiary of Powdermet, Inc. on May 18, 2007 as Powdermet Coating Technologies, Inc (a Nevada corporation). Operations began in 2008 and effective March 31, 2008 the Company was renamed MesoCoat, Inc. Future success of operations is subject to several technical hurdles and risk factors, including satisfactory product development, regulatory approval and market acceptance of the Company's products and the Company's continued ability to obtain future funding.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

In January 2008, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") (Formerly referenced as SFAS No. 157, *Fair Value Measurements*), to value its financial assets and liabilities. The adoption of ASC 820 did not have a significant impact on the Company's results of operations, financial position or cash flows. ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be paid by an external party for an asset or liability (exit price).

ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value:
- *Level 1* – Active market provides quoted prices for identical assets or liabilities;
- *Level 2* – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable with market data; and
- *Level 3* – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE A - Summary of significant accounting policies, continued

Fair Value of Financial Instruments, continued

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2010. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments which include cash, accounts receivable, accounts payable, capital leases, and notes payable are valued using Level 1 inputs and are immediately available without market risk to principal. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The carrying value of note payable to stockholder approximates its fair value because the interest rates associated with the instrument approximates current interest rates charged on similar current borrowings. The Company does not have other financial assets that would be characterized as Level 2 or Level 3 assets.

Income Taxes

Income taxes are provided for using the liability method of accounting. A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to more likely than not be realized in future tax returns. Tax law and rate changes are reflected in income in the period such changes are enacted.

Earnings (loss) Per Common Share

The Company computes net loss per share in accordance with FASB ASC 260-10,"Earnings per Share". FASB ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive. There have been no potentially dilutive common shares issued from inception.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE A - Summary of significant accounting policies, continued

Accounts receivable

Accounts receivable are stated at face value, less an allowance for doubtful accounts. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts, including the delinquency of account balances. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of May 31, 2010 and 2009, management has determined that no allowance for doubtful accounts is required, but we did write-off two accounts receivable invoices, in the year ended May 31, 2010, for a total of $7,897, there are no other questionable invoices, so no further allowance of bad debt was required.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are based on the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

Asset construction in progress

Construction in progress assets, represent assets that are in process of construction and rehabilitation in order to bring them to operational status. All costs are captured in a separate Construction in Progress account, and are included in the "Property and Equipment – net" amounts, and when the asset is ready to enter service, the total costs are capitalized and depreciation commences per the schedule below.

Depreciation

Depreciation is computed on the straight-line method net of salvage value with useful lives as follows:

Computer equipment and software	5 years
Office furniture and equipment	5 years
Machinery and equipment	10 years
Leasehold improvements	balance of lease term

Patent and technology licenses

Patent costs are recorded at the cost to obtain the patent and are amortized on a straight-line basis over their estimated useful lives up to 20 years, beginning when the patent is secured by the Company. License costs are recorded at the cost to obtain the license and are amortized on a straight-line basis over 15 years.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE A - Summary of significant accounting policies, continued

Grant Revenue

Revenue from grants is generally recorded when earned as defined under the terms of the agreements. Each grant document sets the timing of amounts that are allowed to be billed and how to bill those amounts. We generally look at a two week time period to bill from and work on the incurred costs for the same time period and bill according to preset amounts that are allowed to be billed for per the grant documents. This is then billed through a government billing system, reviewed by the government department, and then payment is sent to us.

Research and development costs

Research and development costs are charged to expense as incurred and are included in operating expenses. Total research and development costs were $13,748 and $9,734 for the years ended May 31, 2010 and 2009, respectively.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses are included in general and administrative expense in the accompanying statement of operations.

Stock-based compensation

The Company adopted FASB ASC 718-10 and valued our employee stock based awards based on the grant-date fair value estimated in accordance with the provisions of FASB ASC 718-10. The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with FASB ASC 718-10 and the conclusions reached in FASB ASC 505-10. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by FASB ASC 505-10.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. Cash and cash equivalents, as reflected in the banks' records, are insured by the Federal Deposit Insurance Corporation up to limits as proscribed. With regards to accounts receivable, the Company received funding from three grants that comprised 70% of its revenues for the year ended May 31, 2010. Related party sales for contracted services represented 30% of revenues for the year ended May 31, 2010 and 2% of accounts receivable as of May 31, 2010. At May 31, 2010, the Company had no other significant concentrations of credit risk.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE A - Summary of significant accounting policies, continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Evaluation of subsequent events

In accordance with Accounting Standards Codification (ASC) topic 855 *Subsequent Events,* the Company currently evaluates subsequent events through the date the financial statements are available to be issued.

Going Concern

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have sustained operating losses since our inception.

As of May 31, 2010 we have an accumulated deficit of $653,578, a working capital surplus of $573,516 and a stockholders' surplus of $867,617, but these will not be sufficient to fund our business plan for the next twelve months. During the fiscal year ended May 31, 2010 we had a net loss of $589,356 and cash used in operating activities of $381,259. The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, and/or achieve profitable operations and positive cash flows. Management's plan is to aggressively pursue its present business plan. Since inception we have funded our operations through the issuance of preferred and common stock and related party loans and advances, and will seek additional debt or equity financing as required. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B – Recent Accounting Pronouncements

We have examined all recent accounting pronouncements and believe that none of them will have a material impact on the financial statements of our company.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE C - Property and equipment

Property and equipment consists of the following at May 31:

	2010	2009
Machinery and equipment	$ 274,194	$ 210,032
Computer equipment and office furniture	9,514	1,007
Leasehold improvements	25,541	2,082
	309,249	213,121
Less accumulated depreciation	(26,473)	(2,636)
	$ 282,776	$ 210,485

Depreciation expense was $23,823 and $2,603 for the years ended May 31, 2010 and 2009, respectively.

Property and equipment under capital leases totaled $41,082 and $45,777, net of accumulated amortization, at May 31, 2010 and 2009, respectively. Amortization of assets held under capital leases is included within depreciation and amortization expense.

NOTE D - Patents and licenses

Patents and licenses consist of the following at May 31:

	2010	2009
Patents and Licenses	$ 100,965	$ 61,625
	100,965	61,625
Less accumulated amortization	(7,167)	(2,899)
	$ 93,798	$ 58,726

Amortization expense was $4,268 and $2,899 for the years ended May 31, 2010 and 2009, respectively. Estimated amortization expense at May 31, 2010 for the next five years is approximately $4,435 each year.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE E - Short-term debt

Convertible promissory notes

As of May 31, 2010 and 2009 the Company had a balance outstanding net of discount of debt of $69,344 and $20,482, respectively, of bridge funding from a non-profit organization specializing in venture development. This note was executed on July 22, 2008, and we received two payments of proceeds totaling $220,000. On the event of a change of control or a capital investment, the note holder has the option to convert the outstanding balance and the accrued interest owed to shares of our Common Stock at a price determined by a computation defined in the senior secured convertible promissory note agreement. The conversion feature contains a provision to take the total of the outstanding balance add the outstanding interest and multiply by a multiple of between, 1.3 and 2.0, depending upon the date of the closing of the investment, and divided by the purchase price of the closing equity transaction. We have analyzed these notes per "Debt with Conversion and other Options" (ASC 470-20), and have determined that this constitutes a beneficial conversion feature (BCF), accordingly, we have computed a BCF amount of $66,000 and have recorded this as a portion of the discount on debt. We used the multiple of 1.3 as the multiple to compute our BCF, since the discount is limited to the face value of the note, and after the following described acceleration multiple, only leaves available this amount to use. Based upon these assumptions and the equity transaction discussed in Note I, below, we will use the share price of $32.50 per share of common stock; this note would be convertible to approximately 9,859 shares of our common stock.

In addition to the above Conversion feature, there is an acceleration clause upon a business combination of greater than 50% of our company. On December 10, 2009, we entered into such an agreement to sell a majority of our company to an unrelated entity, as discussed in Note H, this stock transaction represents the first option of stock sale, the same entity is in process to close the next round of stock purchase that will bring their ownership over 50%, accordingly we have computed a Contingent loss liability of $178,308, and have recorded this as a discount on debt and are amortizing this and the additional amount of $66,000 from the above BCF over the life of the note, sixty months. Accordingly we will amortize $4,072 per month for the discount on debt. In the years ended May 31, 2010 and 2009, we amortized $48,862 and $44,790, respectively. As of May 31, 2010 and 2009, there remains a balance of discount on debt $150,656 and $199,518, respectively.

These notes rank senior to equity instruments of the Company in all respects including, but not limited to, liquidation, sale or merger preference, redemption, or dividend and interest rights. These notes are secured by the intellectual property and all assets of the company.

The notes accrue interest at 7.5% per annum, compounded quarterly. Interest expense for the years ended May 31, 2010 and 2009 was $16,250 and $10,225, respectively. Cumulative interest of $26,475 and $10,225 is accrued at May 31, 2010 and 2009, respectively, and is included in long-term debt. The Company has paid no interest related to these convertible debts. The notes mature July 22, 2013.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE E - Short-term debt, continued

As of May 31, 2010 and 2009, short term consisted of the following:

		May 31,		
		2010		2009
Jumpstart Principal	$	220,000	$	220,000
Jumpstart Discount on Debt		(150,656)		(199,518)
Jumpstart Contingent Loss on Debt		178,308		178,308
Jumpstart accrued interest		26,475		10,225
	$	274,126	$	209,015

NOTE F - Long-term debt

Term loan

The Company obtained a loan from the County of Cuyahoga, Ohio for $60,000 in July 2008. The loan bears interest at a rate of 0% per annum for the first three years and 3.5% per annum of the outstanding principal balance for the remaining seven years. The loan is collateralized by certain intellectual property of the Company. Principal and interest payments of approximately $800 are due monthly beginning August 2011. The loan matures July 10, 2018.

According to *"Imputed Interest"* (ASC 835-30-25), we have calculated imputed interest of 7.5% on the above note, and capitalized the amount of $42,250 with the principal amount of $60,000, and have recorded a debt discount of $42,250. As of May 31, 2010 and 2009, we amortized $4,345 and $904, respectively. As of May 31, 2010 and 2009, the balance of discount on debt is $36,624 and $-0-, respectively.

As of May 31, 2010 and 2009, long term debt consisted of the following:

		May 31,		
		2010		2009
Magnet – CUY Note Principal	$	102,250	$	39,173
Magnet Discount on Debt		(36,624)		-
	$	65,626	$	39,173

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE G – Leases

The Company leases machinery and equipment under a capital lease arrangement, which expires December 2012.

The Company leases its office and laboratory space from a related party. The lease expires June 30, 2010 and has subsequently been extended on a month to month basis. In March 2010, the Company entered into noncancellable operating leases covering a corporate apartment and vehicle, which expire March 2011 and March 2012, respectively.

Total expense related to the operating lease was $2,400 and $2,200 for the years ended May 31, 2010 and 2009.

Minimum annual rental commitments are as follows at May 31, 2010:

	Capital	Operating
2011	$ 15,264	$ 11,448
2012	15,264	1,190
2013	10,554	0
Total minimum lease payments	41,082	12,638
Less amount representing interest	7,779	
Present value of net minimum capital lease payments	33,303	
Less current maturities	10,950	
Long-term obligations under capital leases	$ 22,353	

NOTE H – Grants

The Company has applied for and received certain grants since inception as a funding source for its operation. In general, the Company incurs various research and development costs and administrative costs and recovers a portion of these costs from the grantor. Revenue associated with grants is as follows for the years ended May 31:

	2010	2009	Total since inception
Department of Energy	$ 519,098	$ 194,000	$ 713,098
Edison Material Technology Center	77,901	12,530	90,431
Total grants	$ 596,999	$ 206,530	$ 803,529

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE I – Capitalization

Common Shares – Authorized

The Company has 2,000,000 common shares authorized at a par value of $0.01 per share as of May 31, 2010, and 200,000 common shares authorized at a par value of $0.01 per share as of May 31, 2009. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all the directors of the Company.

Common Stock Issuances

For the years ended May 31, 2010 and 2009, we had outstanding 229,334 and 150,000 shares of our common stock, respectively. For the years ended May 31, 2010 and 2009, we issued the following shares:

During December 2009, the Company issued 79,334 shares of Common Stock at a price of $17.65 per share resulting in cash proceeds of $1,364,990 net of issuance costs of $35,040. The stockholder agreement, described below, allows for future issuance of shares of the Common Stock at a fixed price.

On April 24, 2008, Powdermet, Inc. purchased 150,000 shares of the Company's Common Stock for $1,500 in cash and $85,000 of contributed property as the initial investment in the Company.

Share Purchase – Investment Agreement

On December 11, 2009 we entered into an Investment Agreement ("Agreement") with Abakan Inc., ("Abakan") and Powdermet Inc., our majority shareholder. Pursuant to the Agreement, Abakan subscribed to a fully diluted thirty four percent (34%) equity interest in our common stock in exchange for $1,400,000 and a series of options to acquire up to one hundred percent (100%) of our common stock on the satisfaction of certain conditions. The closing of the Agreement also entitled the Company to appoint two directors to our Company's five person board of directors.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE I – Capitalization, continued

Share Purchase – Investment Agreement, continued

The initial option entitles us to subscribe to an additional seventeen percent (17%) equity interest in our common stock in exchange for two million eight hundred thousand dollars ($2,800,000) within twelve (12) months of the closing date of the Agreement. Exercise of the initial option would increase the Company's holdings to a fully diluted fifty one percent (51%) of our common stock and entitle Abakan to offer an independent director to serve as one of the five appointed to our board of directors. Further, the exercise of the initial option would cause the Shareholders Agreement, executed concurrently with the Agreement, to become effective. The Shareholders Agreement governs the actions of our shareholders in certain aspects of corporate action and creates an obligation for existing shareholders and any new shareholders to be bound in like manner. The second option entitles Abakan to subscribe to an additional twenty four percent (24%) equity interest in our common stock in exchange for sixteen million dollars ($16,000,000) within twelve (12) months of the exercise of the initial option. Exercise of the second option would increase Abakan's holdings to a fully diluted seventy five percent (75%) of our common stock and entitle Abakan's management to appoint a fourth director to our five person board of directors. The third option entitles outside shareholders of our common stock, for a period of twelve (12) months after the exercise of the second option, to cause Abakan to pay an aggregate amount of fourteen million six hundred thousand dollars ($14,600,000) payable in shares of the Abakan's common stock or a combination of cash and stock, as provided in the Agreement, in exchange for all remaining shares of our common stock, on a fully diluted basis, not then held by Abakan. As of the year ended, May 31, 2010, Abakan made the initial investment of $1,400,000 less offering costs of $35,040 for a thirty – four (34) percentage ownership of MesoCoat.

NOTE J- License agreement — related party

The Company has a license agreement with Powdermet, Inc, a shareholder, which grants the Company an exclusive license to the use of technical information, proprietary know-how, data and patent rights assigned to and/or owned by Powdermet, Inc. The agreement will end upon the last to expire valid claim of licensed patents, unless terminated earlier within the terms of the agreement.

As part of the agreement, the Company has a commitment to purchase consumable powders from Powdermet, Inc. through July 1, 2013. Also, as part of the agreement the Company will receive technology transition, maintenance, installation and facility support on a cost reimbursement basis. Total expense related to the cost reimbursement was $115,705 and $19,202 for the years ended May 31, 2010 and 2009, respectively. At May 31, 2010 and 2009, $18,455 and $1,852, respectively, of reimbursement costs are included in accounts payable.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE K - Patent license agreement

The Company has an exclusive commercial patent license agreement with a third party which requires the Company to invest in the research and development of technology and the market for products by committing to a certain level of personnel hours and $350,000 of expenditures.

The patent license agreement required a $10,000 execution fee in 2009 and requires a $40,000 execution fee upon the achievement of a certain milestone as defined in the agreement.

The patent license agreement requires royalty payments equal to 2.5% of net sales of the product sold by the Company beginning after the first commercial sale. For the first calendar year after the achievement of a certain milestone and the following two calendar years during the term of the agreement, the Company will pay a minimum annual royalty payment of $10,000, $15,000 and $20,000 respectively. No royalty payments have been made through May 31, 2010.

NOTE L - Stock option plan

The Company's stock option plan is intended to advance the interest of the Company and its shareholders by enhancing the Company's ability to attract and retain employees, directors and consultants, to provide such individuals with a proprietary interest in the Company and to stimulate the interest of those individuals in the development and financial success of the Company. The plan is administered by the Board of Directors of the Company. Options granted under the plan can be either incentive stock options or non-qualified stock options. The Plan authorizes the issuance of a maximum of 9,000 shares of the Company's Common Stock. The weighted average remaining contractual life of all currently outstanding options is 4.6 years. These options have a term of 6 years and will expire beginning August 2014 through November 2014.

The fair value of options at the date of grant was estimated using the Black-Scholes option- pricing model with the following principal assumptions:

Risk-free interest rate	2.56% - 3.23%
Expected life (years)	6 years
Expected volatility	225.0%
Expected dividends	None

The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the approximate expected life of the option. The expected stock price volatility rates are based on comparable companies.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE L - Stock option plan - continued

On August 14, 2008, we granted to one of our employees 3,200 stock options with an exercise price of $2.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date. On November 7, 2008, we granted to another of our employees 1,000 stock options with an exercise price of $1.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date.

A summary of the options granted to employees and non-employees under the plan and changes during the period ended May 31, 2010 and 2009 is presented below:

	Number of Options		Weighted Average Exercise Price		Aggregate Intrinsic Value
Balance at June 1, 2008	-	$	0.00	$	-
Granted	4,200		1.95		8,358
Exercised	-		0.00		-
Forfeited or Expired	-		0.00		-
Balance at May 31, 2009	4,200	$	1.95		8,358
Exercisable at May 31, 2009	-	$	0.00		-
Weighted average fair value of options granted during the year		$	1.95		
Balance at June 1, 2010	4,200	$	1.95	$	8,358
Granted	-		0.00		-
Exercised	-		0.00		-
Forfeited or Expired	-		0.00		-
Balance at May 31, 2010	4,200	$	1.95		8,221
Exercisable at May 31, 2010	1,050	$	1.99		2,090
Weighted average fair value of options granted during the year		$	0.00		

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE L - Stock option plan - continued

The following table summarizes information about employee stock options under the 2009 Plan outstanding at May 31, 2010:

		Options Outstanding					Options Exercisable	
Range of Exercise Price	Number Outstanding at May 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value	Number Exercisable at May 31, 2010	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 1.00	1,000	4.00 Years	$ 1.96	$ 1,992	250	$ 1.96	$ 498
$ 2.00	3,200	4.00 Years	$ 1.95	$ 6,366	800	$ 1.95	$ 1,592
	4,200	4.00 Years	$ 1.95	$ 8,358	1,050	$ 1.95	$ 2,090

On August 14, 2008, we granted to one of our employees 3,200 stock options with an exercise price of $2.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date. On November 7, 2008, we granted to another of our employees 1,000 stock options with an exercise price of $1.00 per share. The options will expire six years from the grant date, and the options will vest 25% on the first anniversary of the grant date, and the remaining 75% will vest in prorate shares equally over the next three years after the first anniversary of the grant date.

The total value of employee and non-employee stock options granted during the years ended May 31, 2010 and 2009, was $-0- and $8,358, respectively. During years ended May 31, 2010 and 2009, the Company recorded $2,089 and $1,616, respectively, in stock-based compensation expense relating to stock option grants.

At May 31, 2010 there was $4,653 of total unrecognized compensation cost related to stock options granted under the plan. That cost is expected to be recognized pro rata through January 25, 2014.

Exhibit 99(ii)

MESOCOAT INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
For the years ended May 31, 2010 and 2009

NOTE M – Income taxes

The net operating loss carryforward is the only component of deferred tax assets for income tax purposes as of May 31, 2010, of approximately $201,134 which was reduced to zero after considering the valuation allowance of $201,134, since there is no assurance of future taxable income.

The net operating loss carryforward as of May 31, 2010 expires as follows:

Expiring Year	Amount
2029	$ 51,282
2030	540,288
Total	$ 591,570

These loss carryovers could be limited under the Internal Revenue Code should a significant change in ownership occur.

The following is an analysis of deferred tax assets as of May 31, 2009 and 2010:

	Deferred Tax Assets	Valuation Allowance	Balance
Deferred tax assets at Inception (April 24, 2008)	$ -0-	$ -0-	$ -0-
Additions for the year	17,436	(17,436)	-0-
Deferred tax assets at May 31, 2009	$ 17,436	$ (17,436)	$ -0-
Additions for the year	183,698	(183,698)	-0-
Deferred tax assets at May 31, 2010	$ 201,134	$ (201,134)	$ -0-

The following is reconciliation from the expected statutory federal income tax rate to the Company's actual income tax rate for the years ended May 31:

	2010	2009
Expected income tax (benefit) at Federal statutory tax rate -34%	$ (200,381)	$ (21,835)
Permanent differences	924	550
Timing differences	15,759	3,850
Valuation allowance	183,698	17,436
Income tax expense	$ - 0 -	$ - 0 -

We currently have no uncertainty of the tax positions that we have taken and believe that we can defend them to any tax jurisdiction.

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Basis of presentation

The following unaudited pro forma financial information of Abakan, Inc. ("Company," "us," "our," and "we") is based on the historical financial statements of the Company. The combined balance sheet and statement of operations of the Company for the nine months ended February 28, 2011, have been prepared as if the acquisition of fifty-one percent (51%) of MesoCoat, Inc. ("MesoCoat") had occurred on June 1, 2010, the first day of the fiscal year of the registrant.

Such unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Company for the years ended May 31, 2010 and 2009, including the notes thereto, which were filed as part of the Company's Form 10-K, filed with the Securities and Exchange Commission on December 21, 2010. The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred if the consolidation of MesoCoat had been completed on the dates indicated, nor does it purport to represent the Company's results of operations as of any future date or for any future period. The pro forma combined balance sheet and statement of operations of the Company only include the consolidation of MesoCoat. In addition, the pro forma combined financial statements are based upon fair value of the assets and liabilities consolidated from MesoCoat. Management believes all material adjustments necessary to reflect the effect of the consolidation have been made to the unaudited pro forma financial information.

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA CONDENSED BALANCE SHEETS
For the nine months ended February 28, 2011

ASSETS	Abakan, Inc.	MesoCoat, Inc.	Proforma Combined Abakan, Inc.	Ref	Debit	Ref	Credit	Non-controlling Interest	Proforma Combined Adjusted Abakan, Inc.
	(unaudited)	(unaudited)	(unaudited)						(unaudited)
Current Assets									
Cash and cash equivalents	$ 3,662	$ 801,250	$ 804,912	b,c	3,080,000	a	1,540,000		$ 2,344,912
Accounts receivable	-	87,988	87,988						87,988
Note receivable - related party	4,500	-	4,500						4,500
Prepaid expenses	1,246	2,500	3,746						3,746
Total Current Assets	9,408	891,738	901,146						2,441,146
Non-Current Assets									
Computer equipment, net	2,020	-	2,020						2,020
Website, net	875	-	875						875
Property and Equipment	-	793,953	793,953						793,953
Patents and licenses. Net	-	134,909	134,909						134,909
Investment deposit on Powdermet investment	500,000	-	500,000						500,000
Investment deposit on MesoCoat investment	1,260,000	-	1,260,000			a	1,260,000		-
Investment in Minority Interest - MesoCoat	876,951	-	876,951	I,a,R	5,771,495	A2,S,Z,W	6,648,446		-
Financing fees, net	-	4,192	4,192						4,192
Goodwill	-	-	-	A2	5,977,905				5,977,905
	2,639,846	933,054	3,572,900						7,413,853
Total Assets	$ 2,649,254	$ 1,824,792	$ 4,474,046						$ 9,854,999
LIABILITIES AND STOCKHOLDERS' EQUITY									
CURRENT LIABILITIES									
Accounts payable and accruals	$ 204,710	$ 256,001	$ 460,711						460,711
Accounts payable - related parties	174,540	-	174,540						174,540
Current portion - capital lease obligation	-	12,262	12,262						12,262
Loans Payable	153,697	323,147	476,844			c	1,540,000		2,016,844
Accrued interest - loans payable	22,639	-	22,639						22,639
Loan payable- related party	75,760	-	75,760						75,760
Accrued interest - related party	811	-	811						811
Accrued Liabilities	391,304	32,405	423,709						423,709
Total Current Liabilities	1,023,461	623,815	1,647,276						3,187,276
LONG TERM LIABILITIES									
Long term debt, net of discount	-	69,024	69,024						69,024
Capital lease obligation, net of current portion	-	12,986	12,986						12,986
Total Long Term Liabilities	-	82,010	82,010						82,010
TOTAL LIABILITIES	1,023,461	705,825	1,729,286						3,269,286
STOCKHOLDERS' EQUITY									
Preferred Stock, $0.0001 par value	-	-	-						-
Common stock, par value $0.0001	5,833	2,293	8,126	S	3,155b		862		5,833
Paid in capital	6,336,001	1,520,469	7,856,470	S	4,319,607b		2,799,138		6,336,001
Subscription receivable	(1,750)	-	(1,750)						(1,750)
Subscription payable	-	1,260,000	1,260,000	b	1,260,000				-
Contributed Capital	5,050	-	5,050						5,050
Noncontrolling interest in affiliate	-	-	-						-
Noncontrolling interest in MesoCoat - 06.01.10				Z	1,716,371	A2,S	4,727,073	(3,010,702)	
Noncontrolling interest in MesoCoat - 02.28.11				Y	495,007			495,007	2,515,695
Accumulated deficit during the development stage	(4,719,342)	(1,663,797)	(6,383,139)	W	12,060	S,R,I,Y	4,120,080		(2,275,116)
Total Stockholders' Equity	1,625,792	1,118,965	2,744,757						6,585,713
Total Liabilities and Stockholders' Equity	$ 2,649,254	$ 1,824,792	$ 4,474,046		23,252,748		23,252,748		$ 9,854,999

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA CONDENSED STATEMENTS OF OPERATIONS
For the year ended May 31, 2010

	Abakan, Inc.	MesoCoat, Inc.	Proforma Combined Abakan, Inc.	Consolidation Entries Ref Debit Ref Credit	Non-controlling Interest	Proforma Adjusted Combined Abakan, Inc.
	(audited)	(audited)	(unaudited)			(unaudited)
REVENUES						
Commercial	$ -	$ 5,543	$ 5,543			$ 5,543
Contract and grants	-	596,999	596,999			596,999
Other income	-	5,414	5,414			5,414
Total Revenues	-	607,956	607,956			607,956
COST OF REVENUES	-	677,008	677,008			677,008
GROSS PROFIT	-	(69,052)	(69,052)			(69,052)
EXPENSES						
General and Administrative	74,529	149,694	224,223			224,223
Professional Fees	85,393	-	85,393			85,393
Professional Fees - Related party	35,000	-	35,000			35,000
Consulting	166,799	-	166,799			166,799
Consulting - Related party	512,000	-	512,000			512,000
Payroll and benefits expense	66,261	266,342	332,603			332,603
Depreciation	9,821	28,105	37,926			37,926
Amortization of Note Discount	-	53,584	53,584			53,584
Stock Expense on note Conversion	142,370	-	142,370			142,370
Stock options Expense	313,313	-	313,313			313,313
Total expenses	1,405,484	497,725	1,903,209			1,903,209
Loss from operations	(1,405,484)	(566,777)	(1,972,261)			(1,972,261)
Interest Expense						
Interest - Loans	8,893	22,578	31,471			31,471
Interest - Related Party	2,038	-	2,038			2,038
Total interest expense	10,931	22,578	33,509			33,509
Interest Income	1,382	-	1,382			1,382
Equity in MesoCoat loss	(191,665)	-	(191,665)		191,665	0
Less minority interest in affiliate's losses	-	-	-		288,784	288,784
Loss before provision for income taxes	(1,606,698)	(589,355)	(2,196,053)			(1,715,604)
Provision for income taxes	-	-	-			-
NET LOSS	$ (1,606,698)	$ (589,355)	$ (2,196,053)			$ (1,715,604)
NET LOSS PER SHARE - BASIC AND DILUTED	$ (0.03)	$ (3.14)	$ (0.04)			$ (0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	52,393,630	187,819	52,393,630			52,393,630

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA CONDENSED STATEMENTS OF OPERATIONS
For the nine months ended February 28, 2011

	Abakan, Inc.	MesoCoat, Inc.	Proforma Combined Abakan, Inc.	Ref	Debit	Ref	Credit	Ref	Non-controlling Interest	Proforma Adjusted Combined Abakan, Inc.
					Consolidation Entries					
REVENUES	(unaudited)	(unaudited)	(unaudited)							(unaudited)
Commercial	$ -	$ 41,226	$ 41,226							$ 41,226
Contract and grants	-	1,278,550	1,278,550							1,278,550
Other income	-	22,317	22,317							22,317
Total Revenues	-	1,342,094	1,342,094							1,342,094
COST OF REVENUES	-	1,548,736	1,548,736							1,548,736
GROSS PROFIT	-	(206,642)	(206,642)							(206,642)
EXPENSES										
General and Administrative	146,015	311,797	457,812							457,812
Professional Fees	143,839	-	143,839							143,839
Professional Fees - Related party	45,000	-	45,000							45,000
Consulting	559,974	137,376	697,350							697,350
Consulting - Related party	265,700	-	265,700							265,700
Payroll and benefits expense	133,444	269,855	403,299							403,299
Depreciation	4,150	26,907	31,057							31,057
Amortization of Note Discount	-	40,044	40,044							40,044
Stock Expense on note Conversion	60,733	-	60,733							60,733
Stock options Expense	746,177	-	746,177							746,177
Total expenses	2,105,030	785,979	2,891,009							2,891,009
Loss from operations	(2,105,030)	(992,621)	(3,097,651)							(3,097,651)
Interest Expense										
Interest - Loans	14,497	17,598	32,095							32,095
Interest - Related Party	811	-	811							811
Liquidated damages	250,000	-	250,000							250,000
Total interest expense	265,307	17,598	282,905							282,905
Interest Income	2,125	-	2,125							2,125
Gain on revaluation of MesoCoat inv.	-	-	-			R	2,628,021			2,628,021
Loss on debt settlement	(1,583)	-	(1,583)							(1,583)
Equity in MesoCoat loss	(331,414)	-	(331,414)	W	12,060	I	343,474			-
Less minority interest in affiliate's losses	-	-	-					Y	495,007	495,007
Loss before provision for income taxes	(2,701,210)	(1,010,219)	(3,711,429)							(256,987)
Provision for income taxes	-	-	-							-
NET LOSS	$ (2,701,210)	$ (1,010,219)	$ (3,711,429)							$ (256,987)
NET LOSS PER SHARE - BASIC AND DILUTED	$ (0.05)	$ (4.41)	$ (0.07)							*
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	56,546,209	229,334	56,546,209							56,546,209

* = less than $(.01) per share

4

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Notes to Pro forma combined Balance Sheets and Statements of Operations:

Share Purchase – Investment Agreement

On December 11, 2009 we entered into an Investment Agreement ("Agreement") with MesoCoat and Powdermet Inc., MesoCoat's then majority shareholder. Pursuant to the Agreement, we subscribed to a fully diluted thirty four percent (34%) equity interest in MesoCoat's common stock in exchange for $1,400,000 and a series of options to acquire up to one hundred percent (100%) of MesoCoat's common stock on the satisfaction of certain conditions. The closing of the Agreement also entitled us to appoint two directors to MesoCoat's five person board of directors.

The initial option entitled us to subscribe to an additional seventeen percent (17%) equity interest in MesoCoat's common stock in exchange for two million eight hundred thousand dollars ($2,800,000) within twelve (12) months of the closing date of the Agreement. Exercise of the initial option would increase our holdings to a fully diluted fifty one percent (51%) of our common stock and entitle us to offer an independent director to serve as one of the five appointed to MesoCoat's board of directors. Further, the exercise of the initial option would cause the Shareholders Agreement, executed concurrently with the Agreement, to become effective. The Shareholders Agreement governs the actions of MesoCoat's shareholders in certain aspects of corporate action and creates an obligation for existing shareholders and any new shareholders to be bound in like manner. The second option entitles us to subscribe to an additional twenty four percent (24%) equity interest in MesoCoat's common stock in exchange for sixteen million dollars ($16,000,000) within twelve (12) months of the exercise of the initial option. Exercise of the second option would increase our holdings to a fully diluted seventy five percent (75%) of MesoCoat's common stock and entitle us to appoint a fourth director to MesoCoat's five person board of directors. The third option entitles outside shareholders of MesoCoat's common stock, for a period of twelve (12) months after the exercise of the second option, to cause us to pay an aggregate amount of fourteen million six hundred thousand dollars ($14,600,000) payable in shares of our common stock or a combination of cash and stock, as provided in the Agreement, in exchange for all remaining shares of MesoCoat's common stock, on a fully diluted basis, not then held by us. As of the year ended, May 31, 2010, we made the initial investment of $1,400,030 less offering costs of $35,040 for a thirty – four (34) percentage ownership of MesoCoat.

As of July 12, 2011 we executed our initial option for an additional 17% of MesoCoat, represented by approximately 86,156 shares of MesoCoat's common stock, for the total purchase price of $2,800,000. We paid for this in cash as of this filing.

__Principles of Consolidation__

The accompanying consolidated financial statements include the accounts of Abakan, Inc. and MesoCoat, Inc., its majority-owned subsidiary. All material intercompany accounts and transactions between the companies for the periods presented have been eliminated in consolidation.

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Accounting Acquirer

We evaluated our investment in MesoCoat in accordance with ASC805, *Business Combinations,* accordingly to our evaluation of 805-10-55-12, we concluded that the accounting acquirer was the Company for this proforma presentation because after the close of this transaction the shareholders of the Company will hold majority voting power of MesoCoat. So we have eliminated the equity accounts and accumulated deficit of MesoCoat and left the accumulated deficit of the Company in our proforma balance sheet presentation.

Business combination in stages

We evaluated our investment in MesoCoat in accordance with ASC805, *Business Combinations,* and according to our evaluation of 805-10-25-9 and 10, we have classified this acquisition as a business combination achieved in stages. Accordingly, we have also revalued our previous investment in MesoCoat at our acquisition-date fair value and have recognized resulting gain in our earnings. Our computations are as follows:

Consideration transferred by Abakan	$	32.50/share
December 10, 2009 (79,334 shares)		2,578,355
February 28, 2011 (86,156 shares)		2,800,070
Noncontrolling interest fair value (150,000 shares)		4,875,000
MesoCoat's total fair value at February 28, 2011	$	10,253,425
Revalue of original 34% investment at 2.28.2011		
Fair value of Abakan's 34% investment in MesoCoat		3,486,165
Book value of Abakan's 34% investment in MesoCoat		(858,144)
Gain on revaluation of MesoCoat to fair value	$	2,628,021

Impairment of goodwill

The Company evaluates the carrying value of goodwill each interim period of each year and between evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company's evaluation of goodwill completed during the current period resulted in no impairment losses.

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Impairment of goodwill - continued

We evaluated for impairment the goodwill component of the acquisition of 51% of MesoCoat a couple of different ways, one way was consideration of the market value of MesoCoat's stock price per share, the most recent share purchase was in December 10, 2009 for $17.64 per share of common stock, assuming that the share price is valid and we have paid a premium for acquiring control in MesoCoat. The following table calculates that market value based upon the share valuation for the existing issued share to be the last outside purchase price, and including our recent share purchase completed:

Consideration transferred by Abakan		
December 10, 2009 ($17.64 X 79,334 shares)	$	1,399,452
February 28, 2011 ($32.50 X 86,156 shares)		2,800,070
Noncontrolling interest fair value ($17.64 X 150,000 shares)		2,646,000
MesoCoat's total fair value at February 28, 2011	$	6,845,522

Based upon the above computations we can support the goodwill valuation as illustrated below:

MesoCoat's acquisition - date fair value (100%)	$ 6,845,522
MesoCoat's acquisition - date book value (100%)	(867,617)
Fair value in excess of book value - goodwill	$ 5,977,905

Based upon these analyses of the fair value supporting our goodwill, we feel that no impairment is needed in the current period.

Explanation of Proforma Adjusting Entries

Below we will explain each of the proforma adjusting entries and the basis and amounts for each:

Adjustment "a"   As part of the Share Purchase Agreement with MesoCoat we paid $2,800,000 for the additional 17% of MesoCoat. We had previously paid $1,260,000 as an investment deposit, and paid the balance of $1,540,000 in cash.

Investment in MesoCoat	$ 2,800,000
Cash	(1,540,000)
Investment Deposit in MesoCoat	(1,260,000)
Net assets Acquired	$ - 0 -

Adjustment "b"   We adjusted for the additional share purchases from MesoCoat by us of approximately 86,156 shares of common stock of MesoCoat., including the following:

Cash	$ 1,540,000
Stock issuable	1,260,000
Common Stock	(862)
Paid in Capital	(2,799,138)

7

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Explanation of Proforma Adjusting entries - continued

Adjustment "c"	We adjusted for cash we received to complete this transaction from various investors this is initially in the form of notes payable until converted into shares of our common stock.	
	Cash received – Abakan	$ 1,540,000
	Loans Payable – current	(1,540,000)
Adjustment "S"	To eliminate beginning stockholders' equity accounts of MesoCoat, along with the book value portion of investment (equal to 51% ownership). Noncontrolling interest of 66% is also recognized.	
	Common Stock – 06.01.10 (MesoCoat)	$ 3,155
	Paid in Capital – 06.01.10 (MesoCoat)	4,319,607
	Retained Earnings – 06.01.10 (MesoCoat)	(653,578)
	Investment in MesoCoat – 51% (Abakan)	(1,871,284)
	Noncontrolling interest in MesoCoat (49%)	(1,797,900)
Adjustment "A2"	To recognize unamortized excess fair value as of June 1, 2010, to MesoCoat's assets and liabilities assumed in the combination. Also to allocate the unamortized fair value to the noncontrolling interest. Goodwill is attributable proportionately to controlling and noncontrolling interests.	
	Goodwill – (Abakan)	$ 5,977,562
	Investment in Mesocoat-51% (Abakan)	(3,048,731)
	Noncontrolling Interest in MesoCoat-49%	(2,929,173)
Adjustment "I"	To eliminate intra-entity loss allocated for 34% interest from 06.01.10 through 02.28.11 in MesoCoat loss.	
	Equity in MesoCoat loss (Abakan)	$ 343,474
	Investment in MesoCoat (Abakan)	(343,474)
Adjustment "R"	To revalue original investment in MesoCoat 34% investment at December 11, 2009 and revalued for exercise of option investment of 17% on May 31, 2011	
	Investment in MesoCoat	$ 2,628,021
	Unrealized Gain – Held investment remeasured	(2,628,021)
Adjustment "Z"	To eliminate balance of investment in MesoCoat to noncontrolling interest for correct 49% balance.	
	Noncontrolling Interest – MesoCoat	$ 1,716,371
	Investment in MesoCoat	(1,716,371)

Exhibit 99(iii)

ABAKAN, INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED PROFORMA COMBINED INFORMATION
For the nine months ended February 28, 2011 and for the year ended May 31, 2010

Explanation of Proforma Adjusting entries - continued

Adjustment "Y"   To allocate MesoCoat's noncontrolling interest in loss to minority interest (49%)

Noncontrolling Interest – MesoCoat $ 495,007
Minority interest in affiliate's losses   (495,007)

Adjustment "W"   To correct previous posted loss allocations for 34% of MesoCoat for review adjustments made

Equity in MesoCoat Loss – Abakan (34%) $ 12,060
Investment in MesoCoat – Abakan   (12,060)

Exhibit 99(iv)



July 13, 2011 09:00 AM Eastern Daylight Time

Abakan Exercises Initial Option to Acquire a Majority Interest in MesoCoat

Miami, Florida (OTCQB:ABKI) -- Abakan Inc. is pleased to announce that it has exercised its option under a phased investment agreement to purchase a controlling interest in MesoCoat, Inc.

MesoCoat is an Ohio-based company with a patented suite of environmentally-friendly, long-lasting ceramic-metallic (cermets) coatings and a proprietary coating process that counters many of the degradation or corrosion issues crucial to productivity in the oil and gas, aerospace, chemical processing and infrastructure industries.

Under the terms of the three-phased investment agreement, Abakan has exercised its first option to purchase an additional 17% of MesoCoat raising its equity interest to 51% on a fully diluted basis. Abakan also holds a minority equity interest of 41% in MesoCoat's former parent company Powdermet, Inc. On combining its equity interests Abakan now holds a 71.1% direct and indirect stake in MesoCoat. The exercise of the first option now entitles Abakan to make an additional appointment to the five member MesoCoat board of directors, two of which members are currently Abakan nominees.

"Abakan is very excited about expanding MesoCoat's next generation corrosion and wear related market solutions to commercial applications," said Abakan CEO Robert Miller. "As we advance towards the full commercial introduction of these solutions, test results from prospective clients have confirmed the compelling nature of MesoCoat's value propositions with some of the top players in several multi-billion dollar industrial segments worldwide."

"Abakan exercising their investment option allows Mesocoat to complete limited field introduction and scale production capacity, further paving the way for our revolutionary products to be used across the energy, marine, nuclear and defense industries," said MesoCoat and Powdermet CEO Andy Sherman. "We look forward to Abakan's continued business development support as well as additional investment as we move forward together."

About Abakan:

Abakan is a Miami-based, publicly traded company that invests in companies that have developed transformational technologies on the cusp of commercial acceptance. In addition to supporting MesoCoat's development, Abakan is involved in Powdermet's commercialization of its metal formulations and advanced energy management solutions. Both MesoCoat and Powdermet have received numerous industry awards (including R&D 100 awards and National Institute of Standards and Technology, Technology Innovation Program awards) and numerous government grants.

Exhibit 99(iv)

Forward-Looking Statements:

A number of statements contained in this press release are forward-looking statements. These forward-looking statements involve a number of risks and uncertainties including technological obsolescence, market acceptance of future products, competitive market conditions, and the sufficiency of capital resources. The actual results Abakan may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Abakan encourages the public to read the information provided here in conjunction with its most recent filings on Form 8-K, Form 10-K and Form 10-Q. Abakan's public filings may be viewed at www.sec.gov.

Contact:

Abakan Inc.
www.abakaninc.com
Robert Miller, Chief Executive Officer
Phone: (786) 206-5368
Email: robert.miller@abakaninc.com

MesoCoat, Inc. and Powdermet, Inc.
www.mesocoat.com, www.powdermetinc.com
Andy Sherman, Chief Executive Officer
Phone: (216) 453-0866
E-mail: info@mesocoat.com